PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated September 19, 2006)	Registration No. 333-137405
STRATOS GLOBAL CORPORATION
$150,000,000 principal amount of our 9 7/8% Senior Notes due 2014

Recent Developments
     We have attached to this prospectus supplement the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 and annual financial statements for the years ended December 31, 2006 and 2005 filed by Stratos Global Corporation with the Ontario Securities Commission. The attached information updates and supplements Stratos Global Corporation’s Prospectus dated September 19, 2006, as supplemented.
     You should carefully consider the risk factors beginning on page 14 of the Prospectus before investing.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

February 16, 2007

Stratos Global Corporation
Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Year Ended December 31, 2006
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our Audited Consolidated Financial Statements and related notes thereto as at and for the years ended December 31, 2006 and 2005, (the “Consolidated Financial Statements”). Financial data presented in the MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles. A reconciliation to United States Generally Accepted Accounting Principles is presented in Note 22 to our Consolidated Financial Statements as at and for the years ended December 31, 2006 and 2005.
As a result of rounding adjustments, the figures or percentages presented in one or more columns included in any of the tabular presentations or information presented in this MD&A may not add up to the total for that column.
Throughout this MD&A, “we”, “us”, “our” and “Stratos” refer to Stratos Global Corporation and its subsidiaries and operating segments.
This MD&A contains statements and other forward looking information including, but not limited to potential future circumstances, results and developments. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Such statements and information are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from actual future results or events. Factors which could cause results or events to differ from current expectations include, among other things: changes in our commercial relationship with Inmarsat plc, changes in technology and industry participants in the remote communications industry, major satellite system failures or natural disasters, frequent new product and service introductions, our ability to successfully integrate Xantic B.V., changing or evolving customer requirements, continued price competition, changes in product mix, general industry and global economic conditions, and our ability to sustain and improve our financial performance. For additional information with respect to certain of these risks or factors, reference should be made to our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, including the risk factors described in our annual information form, and to the prospectus contained in our registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, and also available on SEDAR, including the risk factors beginning on page 14 thereof.
Stratos disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Reported in U.S. dollars unless otherwise stated.
This MD&A has been prepared as at February 15, 2007.
Additional information regarding Stratos, including copies of our continuous disclosure materials filed with Canadian Securities Regulatory Authorities, such as our annual information form, is available on our website at www.stratosglobal.com or through the SEDAR website maintained by the Canadian Securities Regulatory Authorities at www.sedar.com.
A glossary of terms used in this MD&A is included at the end of this MD&A.
Overview
We are a leading global provider of advanced mobile and fixed-site remote telecommunications services. We provide Internet Protocol (“IP”), high-speed data and voice services to end-users typically operating beyond the reach of traditional wireline and terrestrial wireless telecommunications networks. The primary end-users of our services consist of governmental agencies and military forces, maritime organizations and oil and gas companies.
We offer a broad portfolio of remote telecommunications solutions to our customers, offering services over the mobile and fixed satellite systems of a number of the leading global and regional satellite system operators and through our owned and operated microwave and satellite telecommunications facilities. We also provide customized, turnkey remote telecommunications solutions, value-added services, and the equipment and engineering services to integrate the remote telecommunications solutions we offer.
In managing our business and for reporting purposes, we divide our business into two operating segments: Mobile Satellite Services, or MSS, and Broadband Services, or Broadband.
MSS
Our MSS segment provides mobile telecommunications services, primarily over the Inmarsat plc (“Inmarsat”) satellite system. The revenue derived from services provided over the Inmarsat satellite system accounted for approximately 81% of the MSS segment’s revenue and 62% of our consolidated revenue in the year ended December 31, 2006. To provide Inmarsat services, we operate a terrestrial-based network, including land earth stations, or LESs, located in Australia, Canada, the Netherlands, New Zealand and the United Kingdom. Other MSS services accounted for 19% of MSS segment revenue in the year ended December 31, 2006 and primarily consist of mobile telecommunications services sourced on a wholesale basis from mobile satellite system operators such as Iridium Satellite LLC (“Iridium”) and Mobile Satellite Ventures (“MSV”), sales of mobile terminals and equipment, accounting authority services billed to customers and other ancillary services. Other MSS services, in general, have lower gross margins than Inmarsat services.
On February 14, 2006, the Corporation completed the acquisition of Xantic B.V. (“Xantic”), of the Netherlands. The acquisition has strengthened Stratos’ MSS presence in Europe and Asia,
MD&A Year Ended — December 31, 2006

enhanced the Corporation’s leading position in North America and provided us with greater reach across key market sectors, particularly in the Inmarsat maritime and aeronautical markets - see “Overview — The Xantic Acquisition”.
Broadband
Our Broadband segment provides VSAT services, sourced on a wholesale basis from a number of the leading fixed satellite system operators, with our VSAT hubs located in the United States, the United Kingdom, Germany and Russia. Our VSAT network enables integrated data and voice telecommunications between remote fixed sites and land-based offices. In addition, our Broadband segment operates what we believe to be the most extensive digital microwave network in the U.S. Gulf of Mexico, utilized primarily by oil and gas companies operating offshore rigs and platforms in the Gulf of Mexico. Our Broadband segment revenue also includes the sale and rental of equipment, repair and maintenance, and engineering services associated with microwave and VSAT technologies.
Key Factors Affecting our Business
Our revenue, profitability and cash flow are directly affected by the price we can charge for the products and services we sell, the volumes of certain higher gross margin products relative to certain of our lower gross margin products, and the gross margins of new products we have introduced. In the last two years, the price and volume of the various services we sell have been influenced by several key factors, including: increased price competition; introduction of new services; and changes in the mix of services we sell or lease. As a result of such factors, we expect we will need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flows. A further discussion of these factors follows.
Increased Price Competition
In the last two years, the remote telecommunications industry has experienced increased price competition. We believe MSS customers, particularly distributors, are continuing to make purchase decisions based primarily on price, as most major competitors now offer similar value-added services. A significant number of our customer contracts in our MSS segment are “on-demand” contracts which, consistent with industry practice, typically have no contractual minimum purchase requirements. On-demand services provide a cost effective option for end-users with fluctuating demand requirements and most of our distributors and end-users can readily purchase some or all of their on-demand mobile satellite services from our competitors without significant additional cost or disruption of services. Both of these factors contribute to volatility in the level of certain satellite airtime services we sell to individual customers. As a result, certain of our services are subject to competitive pricing pressures on a continuous basis and we must increase volumes in order to maintain or grow our revenues, profitability and cash flows.
Revenue in both our microwave and VSAT businesses are derived from contracts of varying lengths and from non-contractual purchases of equipment and services. In the Broadband segment, competitive pricing pressures during the past several years have affected our revenue in the Gulf of Mexico. The introduction of newer IP-based satellite technology has increased the
MD&A Year Ended — December 31, 2006

competition from VSAT providers serving the oil and gas industry. This competition has reduced prices of both equipment and space segment in our VSAT business. In addition, certain oil and gas producers have moved to lower cost and capability VSAT solutions based primarily on price, further reducing our microwave revenue.
Introduction of New Services
Advances in satellite technologies have enabled satellite system operators to launch more sophisticated, higher-speed data services. We have observed that some of our end-use customers are migrating slowly from earlier technologies to the more sophisticated, higher-speed data services that have been recently introduced. In that regard, we have experienced, and continue to experience, a gradual migration by end-users from Inmarsat’s analog and older digital mobile satellite telecommunications services to the newer digital services with higher speed capabilities. With the introduction in December 2005 of BGAN, we expect to experience further migration by end-users from legacy data products such as Inmarsat GAN to BGAN and other more sophisticated, higher-speed data services introduced in the future. While revenues from BGAN services during 2006 were not significant due to the early stage of commercial deployment of the service, our BGAN revenue increased 93% in the fourth quarter of 2006 when compared to the preceding quarter. Since Inmarsat owns the LESs for its BGAN services, we expect our future gross margins associated with the revenues derived from the distribution of BGAN services will be less than for most other Inmarsat services. We expect the higher data speeds and smaller end-user terminals will encourage existing end-users to increase their usage and will also expand the market for MSS services. Growth in our Broadband segment has relied on the successful introduction of IP-based technologies for VSAT, such as the Stratos ITek VSAT product. Our objective is to increase the volumes of airtime and services we sell or lease in order to grow our revenue, profitability and cash flow.
In April 2006, the three largest Inmarsat distribution partners, including us, commenced an arbitration proceeding with Inmarsat, contending that Inmarsat’s recent appointment of a new distribution partner for BGAN services breached the terms of the Commercial Framework Agreement (“CFA”) and BGAN Services Distribution Agreement (“BGAN SDA”) among Inmarsat and all Inmarsat distribution partners. On January 3, 2007, the arbitrator issued a Partial Final Award on Liability, holding that the Inmarsat appointment of the named distribution partner breached the terms of the CFA and BGAN SDA. Following the arbitrator’s decision, Inmarsat has put forward a related party as the proposed distribution partner, which the three largest Inmarsat distribution partners, including us, have opposed. On February 9, 2007, a follow-on proceeding was held before the arbitrator to determine whether the related party could serve as a distribution partner under the terms of the CFA and BGAN SDA. A decision of the arbitrator is expected in the first quarter of 2007.
Product Mix
Excluding the impact of the Xantic acquisition on our MSS segment, we have been experiencing a shift in the mix of services we are distributing from the higher margin airtime services, such as Inmarsat’s high-speed digital services, to lower margin Inmarsat services, Iridium services for which we act as a non-facilities based distributor, and other MSS equipment and services. In addition, volatility in certain of our higher margin Inmarsat high-speed data services have
MD&A Year Ended — December 31, 2006

contributed to changes in our product mix as these services become proportionately less of our MSS revenue. Accordingly, we need to increase the volumes of airtime we sell or lease in order to maintain or grow our revenue, profitability and cash flow. The acquisition of Xantic has significantly increased our volume of airtime for Inmarsat services – see “Overview – The Xantic Acquisition”.
In our Broadband segment, we have experienced a decline in our microwave and related services revenue in the Gulf of Mexico, both in absolute terms and as a percentage of segment revenue. The hurricanes experienced in 2005 changed our product mix, decreasing microwave revenues while increasing VSAT revenues – see “Overview – Impact of Hurricanes”. In addition, we attribute the decrease in microwave revenue to the decline in oil and gas companies’ exploration and development drilling activity in the shallow water areas of the Gulf of Mexico and the price competition from VSAT services. We do not purchase satellite airtime in connection with providing telecommunication services through our microwave network. As a result, a reduction in demand for our microwave services generally does not result in any significant related reduction in the cost of services and operating costs. In contrast, the increase in demand for our VSAT services results in an increase in the cost of services related to purchasing space segment from satellite operators and higher personnel costs associated with designing and delivering a customized VSAT solution. As a result, we have experienced a decline in our gross margin as a percentage of revenue as the gross margin associated with our VSAT network revenue is lower than that associated with our microwave network derived revenue.
The Xantic Acquisition
On February 14, 2006, we acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $185.3 million, including transaction costs of $7.2 million, net of cash acquired of $33.2 million. The cash purchase price paid at closing of $191.3 million was subject to post-closing adjustments. On February 2, 2007, we paid a purchase price adjustment of $20.0 million pursuant to a final settlement agreement to the former owners of Xantic.
The Xantic acquisition was accounted for using the purchase method resulting in total assets and liabilities recorded of $274.8 million and $89.5 million, respectively, as described in Note 3 to the Consolidated Financial Statements. Estimated restructuring and integration costs of $10.6 million are included in the purchase price allocation. Results of operations have been included in the consolidated statement of operations from the date of acquisition. For the year ended December 31, 2006, the Xantic acquisition increased our MSS segment revenue by $171.2 million of which 88% was related to services provided over the Inmarsat satellite system. The Xantic acquisition contributed $28.3 million to MSS segment earnings during the year ended December 31, 2006.
During 2006, we executed our detailed integration plans including rationalization of sales and marketing, accounting, finance and other back-office functions and information technology infrastructure. The integration of our LES network is proceeding as described below. Based on the execution to date, our estimate of annual operating expense and capital expenditure synergies is $30 million expected to be realized within 18 months of completing the acquisition. In connection with the acquisition, we expect to incur one-time cash integration costs, excluding transaction costs, over the 18-month period following the acquisition of approximately $25
MD&A Year Ended — December 31, 2006

million. Integration costs include employee severance costs related to operating synergies, IT systems conversion and data migration and other costs related to integrating Xantic and Stratos. Integration activities proceeded as planned and integration and capital costs of $18.2 million were incurred during the year ended December 31, 2006.
In connection with the Xantic acquisition, we recorded an after-tax, non-cash write-off of $19.4 million related to capital assets and licenses used in our LES located in Goonhilly, United Kingdom and related software assets as a result of the planned rationalization of our post-acquisition LES network and services. LES services provided from the Goonhilly LES are being transitioned to our Burum, Netherlands LES and the Goonhilly LES will be fully shut down by the end of the first quarter of 2007.
Impact of Hurricanes
During 2006, network reconstruction and recovery efforts were completed on our Broadband microwave network and related telecommunications infrastructure in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita in 2005. During the year ended December 31, 2006, we incurred $4.4 million of capital expenditures and received advance payments of $1.3 million from insurance carriers related to reconstruction of capital assets. Additional advance payments of $1.2 million in respect of capital assets were received from insurance carriers in 2005. Capital expenditures during 2005 and 2006 in respect of hurricane reconstruction efforts totaled $6.9 million and, as of April 1, 2006, connectivity has been restored to the entire network. Subsequent to December 31, 2006, we received additional advance payments of $1.7 million from our insurance carriers and expect final settlement of remaining property claims during the first half of 2007.
As a result of the damage to the microwave network, telecommunications services to energy customers continued to be impacted during 2006. Excluding the impact of $1.7 million related to 2005 revenue recoveries as a result of continued positive experience resolving service interruption issues with certain of our microwave customers and certain large microwave equipment sales, the hurricanes decreased our higher margin recurring microwave revenues in 2006 as certain customers have not returned to the microwave network. We continued to experience higher revenue related to lower margin VSAT services, including space segment, equipment rentals and other services provided to our customers affected by the hurricanes. We expect that the change in product mix caused by the hurricanes will continue to impact our gross margins and segment earnings in the future. The impact is based on a number of factors, including activity levels in the Gulf of Mexico, our customer’s assessment of their continuing communication requirements and certain customers choosing to remain with VSAT solutions.
We have business interruption insurance and are engaged in discussions with our insurance carriers with respect to the impact on our business caused by the hurricanes. During the first quarter of 2006, we received an advance payment of $0.5 million from our insurance carriers for business interruption which has been included in deferred revenue at December 31, 2006 pending final resolution of the business interruption claim which is expected during the first half of 2007.
MD&A Year Ended — December 31, 2006

How We Evaluate our Operating Results and Financial Condition
In our public disclosure documents, we provide certain financial and related information about our business and each of our operating segments. Our objective in providing this information is to help users of our consolidated financial statements: (i) better understand our overall performance, (ii) better assess the profitability of our two operating segments, (iii) better assess our prospects for future net cash flows, and (iv) make more informed judgments about us as a whole. In our effort to achieve this objective, we provide information about segment revenues and segment earnings because these financial measures are used by our key decision makers in making operating decisions and assessing performance. We define “segment earnings” as earnings for a segment before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee and income taxes. For additional information about our segment revenues and segment earnings, including a reconciliation of these measures to our consolidated financial statements, see note 17 to our Consolidated Financial Statements.
Comparison of Year Ended December 31, 2006 and December 31, 2005
The following table sets forth statement of operations data and key statistics for the years ended December 31, 2006 and December 31, 2005.

	Year Ended
	December 31
	2006	2005
	($ in millions, except percentages)
Revenue
- MSS	$410.9	$259.9
- Broadband	126.9	121.1

	537.8	381.0

Gross margin	143.2	109.7
As a % of revenue	27%	29%

Operating expenses	68.6	51.5
As a % of revenue	13%	14%

Segment earnings
- MSS	65.3	44.8
- Broadband	9.4	13.4

	74.7	58.2

As a % of revenue	14%	15%

Interest expense	34.8	11.4
Depreciation and amortization	40.8	36.6
Other costs (income)	30.9	0.6
Non-controlling interest	0.1	0.1
Equity in earnings of investee	(0.9)	(0.8)

(Loss) earnings before income taxes	(31.0)	10.3
Income tax (recovery) expense	(4.2)	4.9

Net (loss) earnings	$(26.8)	$5.4

MD&A Year Ended — December 31, 2006

Revenue
Our total revenue for the year ended December 31, 2006 was $537.8 million up $156.8 million, or 41% from the prior year. MSS segment revenue of $410.9 million was up $151.0 million, or 58%, from the prior year. Broadband segment revenue increased by $5.8 million, or 5% to $126.9 million in 2006.
The increase in our MSS segment revenue was attributable to the $171.2 million of revenue for the period from February 14 to December 31, 2006 related to the Xantic acquisition as previously discussed – see “Overview – The Xantic Acquisition” partially offset by the decrease in our legacy MSS segment revenues. Excluding the impact of the Xantic acquisition, our MSS segment revenue decreased $20.2 million in 2006 when compared to the prior year. The decrease was the result of declines of $12.6 million in Inmarsat revenue and $7.6 million of other MSS revenue.
Excluding the impact of Xantic, the $12.6 million decline in Inmarsat revenue during 2006 was attributable to an approximately $8.3 million decline in volume and $4.3 million decline in price per unit. The volume declines related primarily to decreases in the volume of Inmarsat GAN services partially offset by increases in our Swift 64 and F services when compared to 2005. Inmarsat GAN, F and Swift 64 services are primarily used by customers in the land sector, maritime sector, and aeronautical sector, respectively. Average revenue per unit declined primarily in our Inmarsat Mini-M, B and C services due to the price competition experienced in 2005 and 2006. Decreases in other MSS revenue during the year were primarily attributable to decreased accounting authority services provided through our LESs.
The following table sets forth our Inmarsat revenues for the year ended December 31, 2006 and December 31, 2005 for our key market sectors.

	Year Ended
	December 31,
	2006	2005
	($ in millions)
Revenues

Maritime sector:
Voice services	$116.1	$43.2
Data services	43.5	17.1

Total maritime sector	159.6	60.3

Land sector:
Voice services	20.4	9.2
Data services	54.2	47.0

Total land sector	74.6	56.2

Aeronautical sector	28.2	7.0
Leasing	71.6	70.9

Total Inmarsat revenue	$334.0	$194.4

MD&A Year Ended — December 31, 2006

The increases of $99.3 million in the maritime sector and $21.2 million in the aeronautical sector for the year ended December 31, 2006 are due to the acquisition of Xantic and their strong presence in these sectors combined with the growth in our Inmarsat F maritime service and Swift 64 aeronautical service when compared to the prior year. Revenues in the land sector increased $18.4 million primarily as a result of increased revenue from the Xantic acquisition partially offset by declines in GAN revenue noted above. Continuing from the second half of 2005, we have experienced volatility in usage patterns for GAN services used to a significant extent by our government and military customers operating in the land sector. Excluding the impact of the Xantic acquisition, our GAN revenues declined in 2006, when compared to the prior year, by $16.7 million due to the changes in volume as previously noted. Our leasing services, primarily Inmarsat B, continue to enjoy modest growth as a result of increased usage by government and military customers.
The increase in our Broadband segment’s revenue of $5.8 million, or 5%, during 2006 is primarily due to increased VSAT revenue in the Gulf of Mexico related to services provided to our customers affected by the hurricanes occurring in 2005 and other growth in VSAT solutions provided to our oil and gas customers. In addition, VSAT revenue from remote monitoring equipment and services has increased when compared to 2005. These increases in VSAT revenue are partially offset by declines in revenue in our European VSAT operations due to the expiration of certain legacy contracts which have not been renewed. Microwave revenues have increased in 2006 when compared to the prior year as revenue from our microwave network was negatively impacted by the 2005 hurricanes. This increase includes the 2005 revenue recoveries of $1.7 million recorded in the first half of 2006 - see “Overview – Impact of Hurricanes” and an increase in microwave equipment revenue.
Gross Margin
Gross margin for the year ended December 31, 2006 was $143.2 million, an increase of $33.5 million compared to 2005. As a percentage of revenue, gross margin was 27% for the year ended December 31, 2006, compared to 29% for the year ended December 31, 2005.
Gross margin consists of revenue less cost of goods and services. Cost of goods and services includes variable expenses such as the cost of airtime and space segment we purchase from satellite owners, cost of equipment, materials and services we re-sell, and variable labor costs related to our repair and service workforce. Cost of goods and services also includes costs such as network infrastructure operating costs, customer support center costs, telecommunications services purchased from terrestrial providers, rents and salaries that do not vary significantly with changes in our volumes of goods and services sold.
In the MSS segment, gross margin increased as a result of the increased revenue related to the Xantic acquisition. In addition, gross margin in 2006 was positively impacted by approximately $2.1 million as a result of favorable commercial settlements in respect of satellite airtime volume discounts related to prior years.
As a percentage of segment revenue, gross margin in the MSS segment decreased in 2006 when compared to 2005. The Xantic business included modestly lower gross margins due to the higher volume of maritime sector voice revenues. In addition, the lowering of prices for certain
MD&A Year Ended — December 31, 2006

of our Inmarsat services due to competitive pricing pressures, predominantly in 2005, and a reduction in usage of higher margin high-speed data products used in the land sector also contributed to the decline. These declines were partially offset by the favorable commercial settlements noted above and the synergies achieved following the Xantic acquisition largely in respect of combined volume discounts.
In the Broadband segment, gross margin decreased in absolute terms and as a percentage of revenue in 2006 when compared to 2005. The decrease was the result of a greater proportion of segment revenue represented by lower gross margin VSAT services due to a shift in the revenue mix from our microwave network in the Gulf of Mexico to VSAT caused by last year’s hurricanes, as well as an increased level of growth in VSAT revenue. Gross margin on VSAT services is impacted by higher personnel costs associated with designing and delivering a customized VSAT solution. Gross margin in the fourth quarter of 2006 also was impacted by a loss of $1.3 million on a fixed price engineering project in continental Africa resulting in a loss on the contract of $1.1 million in the year ended December 31, 2006. In addition, the increase in lower margin microwave equipment sales relative to higher margin microwave communication services and certain increased operating costs related to our microwave network in the Gulf of Mexico contributed to the decrease. Gross margin percentage in 2005 was adversely impacted by the hurricanes occurring in that year.
Operating Expenses
Operating expenses for the year ended December 31, 2006 of $68.6 million were $17.1 million more than in 2005. Operating expenses represented 13% of our revenue for 2006 compared to 14% for the prior year. The increase in operating expenses in absolute dollars was due to additional operating expenses of $18.0 million associated with Xantic in the period from February 14, 2006 to December 31, 2006.
Our operating expenses include general and administrative costs associated with our corporate management and back office billing, credit, accounting and information technology operations, public company costs, costs associated with our worldwide sales and marketing organization and related legal, audit and other professional fees we require to operate our business.
The increase in operating expenses in 2006 related to the Xantic acquisition includes a $0.6 million gain as a result of a series of foreign exchange forward contracts which Xantic had executed to manage exposure to Euro/U.S. Dollar exchange rate fluctuations relating to Euro operating expenses. The last of these contracts matured on December 15, 2006. Operating expenses in 2005 included the write-off of approximately $1.0 million of previously deferred acquisition costs for other acquisition opportunities that were no longer pursued following the announcement of the Xantic acquisition. During the first quarter of 2005, we recorded a reduction in professional fees of approximately $1.0 million, upon receipt of $3.0 million to settle a licensing dispute and reimburse our professional fee expenses incurred in resolving the dispute. The remaining $2.0 million was recorded in other income during the period. See the discussion of “Other Costs (Income)”.
MD&A Year Ended — December 31, 2006

Segment Earnings
MSS segment earnings increased $20.5 million to $65.3 million in the year ended December 31, 2006, from the $44.8 million achieved in the prior year. The increase was primarily a result of the increase in gross margin partially offset by the increase in operating expenses related to the Xantic acquisition. As a percentage of revenue, MSS segment earnings represented 16% of the MSS segment revenue in 2006 compared to 17% in the prior year. When compared to the prior year, MSS segment earnings as a percentage of revenue decreased for the year ended December 31, 2006 as a result of the decline in gross margin percentage.
Due to the reset of the Inmarsat volume discount arrangements in the first quarter of the year, MSS gross margin and segment earnings increased throughout 2006 as higher volume discounts were achieved – see “Quarterly Information”. Based on the volume and mix of Inmarsat services provided in the year, approximately $22.4 million of Inmarsat volume discounts were realized in 2006.
Broadband segment earnings declined $4.0 million, to $9.4 million in the year ended December 31, 2006 compared to the prior year. As a percentage of segment revenue, Broadband segment earnings decreased to 7% from 11% in the prior year. The decline both in absolute terms and as a percentage of revenue is due to the decline in gross margin related to the shift in product mix driven primarily by the impact of the hurricanes which decreased the proportion of microwave revenue and increased the proportion of lower margin VSAT revenue and a loss on the fixed price engineering project – see “Gross Margin”.
Interest Expense
Interest expense for the year ended December 31, 2006 of $34.8 million reflected an increase of $23.4 million when compared to 2005. The increase was due primarily to the refinancing of our senior credit facilities on February 13, 2006 and the additional $61.5 million of Term B debt when compared to our former Term B and revolving operating facilities, and $150.0 million of senior unsecured notes issued in connection with the Xantic acquisition. The LIBOR margin on the refinanced Term B facilities is 2.75% compared to 2.25% under the prior Term B facility. The interest rate on the senior unsecured notes is 9.875%. Interest expense for 2006 also includes $2.8 million related to the write-off of costs deferred in connection with our credit facilities in place prior to the refinancing.
Depreciation and Amortization
Depreciation and amortization for the year ended December 31, 2006 increased $4.2 million to $40.8 million, compared to $36.6 million for the prior year. The increase is due primarily to the amortization of customer relationship intangibles related to the Xantic acquisition of $6.6 million and depreciation expense related to Xantic capital assets of $3.0 million. Depreciation and amortization in the year ended December 31, 2006 also included $1.9 million related to the amortization of customer relationship intangibles related to the 2005 acquisition of Plenexis Holding GmbH and its subsidiaries (“Plenexis”) compared to $1.7 million in 2005. These increases were partially offset by reduced depreciation related to certain telecommunications equipment and other assets which were fully depreciated during 2005.
MD&A Year Ended — December 31, 2006

Other Costs (Income)
Other costs (income) of $30.9 million for the year ended December 31, 2006 included the following:
•	Severance and other costs of $7.4 million included severance and consultant costs related to corporate wide restructuring measures designed to reduce costs. In addition, severance and other costs also included costs associated with the integration of Xantic and the elimination of redundant positions and relocation of sales offices which existed in the MSS segment prior to the acquisition.

•	Coincident with the acquisition of Xantic, we completed an evaluation of our consolidated post-acquisition LES network infrastructure and services. As a result, in 2006, we recorded an asset impairment charge of $19.4 million in connection with our capital and licenses used in our LES in Goonhilly, U.K. and certain related software assets. LES services currently provided from the Goonhilly LES are being transitioned to our Burum, Netherlands LES and the Goonhilly LES will be shut down by the end of the first quarter of 2007.

•	An asset impairment charge of $4.2 million related to the write-off of capital assets in 2006, representing costs incurred under a contract to customize and integrate customer relationship management software for use within our mobile satellite business. We have filed a claim for U.S. $7.0 million in damages, plus costs and interest, as a result of the third party consultant’s breach of contract and the defendant has filed a counterclaim alleging breach of the same contract and seeking U.S. $6.7 million in damages, plus costs and interest.

•	Other income of $0.2 million recorded in the third quarter of 2006 related to the successful appeal of a portion of the court ruling in favor of a former director and officer provided for in 2005.
Other costs of $0.5 million for the year ended December 31, 2005 consist of a $1.7 million expense for a lawsuit brought against the Corporation, $0.7 million in respect of employee severance and other costs in the MSS and Broadband segments and $0.2 million related to the impairment of certain software assets partially offset by other income of $2.0 million attributable to the settlement of a commercial dispute with a third party regarding licensing and use of certain technology.
Income Tax
Income tax recovery was $4.2 million based on a loss before tax of $31.0 million for the year ended December 31, 2006 compared to income tax expense of $4.9 million based on income before tax of $10.3 million for the year ended December 31, 2005.
The difference in the effective income tax rate from the 36% Canadian statutory rate is due, in both years, primarily to losses incurred in foreign jurisdictions for which no tax benefit was recognized. In addition, in 2006, a reduction in the enacted rates in the Netherlands applicable to current and future years and substantively enacted rates in Canada applicable to future years, as well as differences in statutory financial reporting in some jurisdictions as compared to
MD&A Year Ended — December 31, 2006

consolidated financial reporting contributed to the lower effective income tax rate. The losses for which no tax benefit was recognized in 2006 relate primarily to the asset impairment charge of $19.6 million recorded in the first quarter – see “Other costs (income)”. These benefits will be recognized in the future if their realization is determined to be more likely than not.
Net Earnings (Loss)
We recorded a net loss of $26.8 million during 2006 compared to net earnings of $5.4 million for 2005. The basic loss per share for the year ended December 31, 2006 was ($0.64) compared to basic earnings per share of $0.13 in the prior year.
Fourth Quarter 2006
The MSS segment results for the fourth quarter of 2006 are consistent with the third quarter of 2006 due to the increases in Inmarsat volume based discounts, other Xantic integration synergies and cost savings initiatives. The third quarter of 2006 was positively impacted approximately $3.3 million as a result of a favorable commercial settlements including adjustments to satellite airtime volume discounts of which $2.1 million related to prior fiscal years.
Compared to the third quarter of 2006, the fourth quarter of 2006 includes increased revenue in the Broadband segment related primarily to microwave equipment sales to a customer in the Gulf of Mexico. However, Broadband segment earnings in the fourth quarter were negatively impacted by a loss of $1.3 million in respect of a fixed price engineering project – see “Gross Margin”.
Quarterly Information
The table below sets forth selected financial data related to our revenue, net earnings and earnings per common share for each of the eight most recently completed quarters. The financial data is derived from our interim unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

	(U.S. Dollars; in millions, except per share amounts)
	2006

	Dec. 31	Sept. 30	June 30	Mar. 31

Revenue	$140.7	$138.6	$139.3	$119.3
Net Earnings (Loss)	1.7	0.5	(4.1)	(24.9)
Basic and Diluted Earnings (Loss) Per Common Share	0.04	0.01	(0.10)	(0.59)

	(U.S. Dollars; in millions, except per share amounts)
	2005

	Dec. 31	Sept. 30	June 30	Mar. 31

Revenue	$100.6	$95.2	$92.7	$92.5
Net Earnings (Loss)	2.0	(0.5)	0.4	3.5
Basic and Diluted Earnings (Loss) Per Common Share	0.05	(0.01)	0.01	0.08

MD&A Year Ended — December 31, 2006

In the four quarters of 2005, Broadband segment growth in VSAT through geographic expansion related to the Plenexis acquisition resulted in an overall increase in revenue. In the third quarter of 2005, MSS segment revenue increased 8% when compared to the second quarter of 2005 due to increased volumes in certain Inmarsat products reflecting in part the impact of Hurricane Katrina, and increases in other MSS revenues. The third quarter of 2005 also included the overall negative impact on revenues and earnings in the Broadband segment resulting from the hurricanes in the Gulf of Mexico. The fourth quarter of 2005 included increased revenue in the Broadband division related to VSAT and other services provided to customers affected by the hurricanes. Revenues in the four quarters of 2006 included the increased revenues from the Xantic acquisition partially offset by declines in GAN revenues. In addition, Broadband segment revenues decreased modestly in the first quarter of 2006 due to decreases in VSAT equipment revenues and in the second quarter of 2006 due to lower revenue recoveries related to resolving service interruption issues with our customers impacted by the hurricanes in 2005. In the third quarter of 2006, MSS and Broadband segment revenue remained essentially consistent with the prior quarter. Revenue in the fourth quarter of 2006 increased compared to the prior quarter primarily due to increased microwave equipment sales to a customer in the Gulf of Mexico.
Inmarsat volume discount arrangements become effective on January 1st of each year. As a result of accumulated volumes in the second, third and fourth quarters of 2005, we achieved reductions in the cost of goods and services of approximately $1.0 million, $0.3 million and $0.6 million, respectively, when compared to the immediately preceding quarter. With the annual reset of the volume discount arrangements on January 1, 2006, cost of goods and services in the MSS segment, excluding Xantic, increased $1.9 million when compared to the fourth quarter of 2005. As a result of accumulated volumes in the first, second, third and fourth quarters of 2006 and the additional volumes in Xantic, we achieved combined reductions in the cost of goods and services of approximately $1.5 million, $4.3 million, $7.4 million and $9.2 million, respectively, when compared to undiscounted rates. In addition, the third quarter of 2006 was positively impacted approximately $3.3 million as a result of a favorable commercial settlements including adjustments to satellite airtime volume discounts of which $2.1 million related to prior fiscal years.
The first quarter of 2005 includes other income of $2.0 million – see “Other Costs (Income)”. The second quarter of 2005 includes other costs of $1.7 million related to a court ruling in a lawsuit brought against us by one of our former officers. The first, second, third and fourth quarters of 2006 includes other costs of $30.9 million, primarily related to the acquisition of Xantic – see “Other Costs (Income)”.
Selected Annual Information
The table below sets forth selected financial data relating to the years ended December 31, 2006, 2005 and 2004. This financial data is derived from our Consolidated Financial Statements for each of the years then ended, which are prepared in accordance with Canadian GAAP.
MD&A Year Ended — December 31, 2006

Income Statement Data

(U.S. Dollars; in millions, except per share amounts)	Year Ended December 31
	2006	2005	2004

Revenue	$537.8	$381.0	$367.8
Net (loss) earnings	(26.8)	5.4	25.1
Basic and diluted (loss) earnings per share	(0.64)	0.13	0.51
Balance Sheet Data

(U.S. dollars; in millions)	As at December 31
	2006	2005	2004

Total assets	$777.7	$495.3	$529.6
Long-term debt (excluding current portion)	373.2	162.6	149.2
Cash dividends paid	—	—	—

Comparison of Years Ended December 31, 2006, December 31, 2005 and December 31, 2004
Our total revenue for 2005 was $381.0 million, an increase of $13.2 million from the prior year. The increase was primarily attributable to the inclusion of $27.8 million in revenue from Plenexis, which we acquired on January 31, 2005. This increase was partially offset by a reduction in Inmarsat revenue in our MSS segment and declines in our microwave and North Sea VSAT services in 2005 when compared to 2004.
Net earnings decreased $19.7 million in 2005 when compared to 2004. The primary components of the decrease were: (i) a decrease in gross margin of $11.8 million; (ii) an increase in operating expenses of $8.1 million; (iii) an increase in depreciation and amortization of $7.6 million; (iv) a decrease in other costs of $3.0 million; and (v) a decrease in income tax expense of $3.8 million.
MSS gross margin decreased in 2005 primarily due to the lowering of prices for certain of our Inmarsat services due to competitive pricing pressures and a shift in product mix to lower margin other MSS products. Broadband segment gross margins decreased as a result of the decrease in microwave network revenue, due in part to the impact of the hurricanes, lower North Sea VSAT revenue, and the greater proportion of segment revenue represented by lower gross margin VSAT services due to the acquisition of Plenexis, VSAT services provided to customers impacted by the hurricanes and growth in other VSAT revenue. Operating expenses increased in 2005 when compared to the prior year as a result of operating costs associated with Plenexis from January 31, 2005 to December 31, 2005. Depreciation and amortization expense increased in 2005 due to the acquisition of Plenexis and increased expenditures in 2004 and 2005 related to telecommunications equipment and computer software and hardware.
Other costs (income) in 2004 were $3.6 million. This amount resulted from the following (income) costs: (i) other costs of $2.9 million in respect of certain restructuring activities undertaken in the year; (ii) an asset impairment charge of $1.9 million in respect of termination of a Broadband contract which utilized specific assets that we did not re-deploy due to the limited market for the technology and the consolidation of certain telecommunications switches within the Broadband segment to improve efficiencies and customer service; (iii) an asset
MD&A Year Ended — December 31, 2006

impairment charge of $0.3 million in respect of our MSS segment; and (iv) reduction in the allowance for uncollectability of accounts receivable of ($1.5) million as a result of successful collection activities. Other costs of $0.6 million in 2005 are as described previously — see “Comparison of Year Ended December 31, 2006 and December 31, 2005 – Other Costs (Income)”.
The decrease in income tax expense in 2005 was due primarily to the decrease in earnings before income taxes when compared to the prior year.
The increase in long-term debt as at December 31, 2005 when compared to the prior year was due to the $15.0 million advance drawn under our revolving credit facility to fund a portion of a share repurchase in 2005.
The increased revenue and decreased net earnings in 2006, as compared to 2005, is described under “Comparison of Year Ended December 31, 2006 and December 31, 2005”. The increase in the long-term debt in 2006 as compared to 2005 is described under “Liquidity and Capital Resources”.
Related Party Transactions
In the normal course of operations, we engage in transactions with our equity owned investee, Navarino Telecom SA and NTS Maritime Ltd (collectively referred to as “Navarino”), one of Stratos’ largest distributors. Sales of airtime and equipment to Navarino for the year ended December 31, 2006 was $15.4 million compared to $14.4 million for the prior year. These transactions are measured at the amounts exchanged. The amount receivable from Navarino at December 31, 2006 was $6.9 million compared to $6.0 million at December 31, 2005.
Liquidity and Capital Resources
Operating Activities
We generated $38.0 million in operating cash flow (before changes in non-cash working capital) during the year ended December 31, 2006, a decrease of $7.5 million from the $45.5 million generated for the year ended December 31, 2005. The decrease was due primarily to the decrease in net earnings partially offset by the increase in non-cash charges during the year including the asset impairment charge of $23.6 million, future income tax recovery of $7.1 million and the amortization of deferred financing charges of $4.7 million.
We increased our investment in non-cash working capital during the year ended December 31, 2006 by $11.1 million. The investment in non-cash working capital was determined by excluding the opening non-cash working capital balances arising from the Xantic acquisition as well as non-cash transactions impacting working capital related to the write-off of assets. Excluding the effect of these acquired opening balances and non-cash transactions, the increased investment in non-cash working capital during the year ended December 31, 2006 was due primarily to an increase in trade accounts receivable resulting from the increased revenue and timing of certain cash collections. We increased our investment in non-cash working capital during the year ended December 31, 2005 by $14.8 million, excluding the effect of opening non-
MD&A Year Ended — December 31, 2006

cash working capital balances arising from the Plenexis acquisition. Excluding the effect of these acquired opening balances, the increased investment in non-cash working capital for the year ended December 31, 2005 was due primarily to a decrease in payables and accruals reflecting changes in the timing of payments for certain operating costs and capital expenditures as well as an increase in inventory and prepaids and other.
Net operating cash flow for the year ended December 31, 2006 was $26.9 million compared with the $30.7 million generated during 2005.
Investing Activities
Cash used in investing activities was $203.8 million for the year ended December 31, 2006, compared to an investment of $44.4 million for the prior year. The $159.4 million change for the year ended December 31, 2006 compared with 2005 was primarily due to the acquisition of Xantic for $162.5 million compared to investments totaling $12.1 million in Navarino and Plenexis during the same period last year. The investment in Xantic consists of $191.3 million paid at closing plus $4.4 million of transaction costs incurred in 2006, net of cash acquired of $33.2 million. The remainder of the change in cash used in investing activities is primarily attributable to an increase in deferred costs associated with the refinancing of our senior credit facilities in the first quarter of 2006. Capital asset additions for the year ended December 31, 2006 of $30.0 million increased by $4.2 million from $25.8 million incurred during the year ended December 31, 2005. Capital asset additions for the year ended December 31, 2006 related primarily to the investment in capital infrastructure associated with the Xantic integration, rebuild of telecommunications assets in the Gulf of Mexico which were damaged by hurricanes Katrina and Rita, as well as purchases of VSAT telecommunications equipment. Capital expenditures for the year ended December 31, 2005 related to rebuilding the microwave network in the Gulf of Mexico, the investment in the IP-based core network and the StratosMax service in the Gulf of Mexico, satellite terminals and infrastructure in support of the multi-regional VSAT and other system enhancements designed to improve customer service.
Financing Activities
Financing activities generated cash of $210.5 million for the year ended December 31, 2006, compared to a use of cash of $52.5 million for the year ended December 31, 2005. During the first quarter of 2006, we refinanced our senior credit facilities. Cash generated for 2006 was primarily due to long-term debt proceeds of $225.0 million from the amended and restated Term B facility which was partially used to repay the outstanding balances of $148.5 million under the prior Term B facility and $15.0 million under the prior revolving operating facility. The remaining proceeds from the amended and restated Term B facility were used to fund a portion of the Xantic acquisition. In addition, we issued senior unsecured notes of $150.0 million to finance the remaining portion of the Xantic acquisition, transaction and integration costs. Cash used in financing activities during the year ended December 31, 2005 related primarily to $65.3 million of cash used to repurchase 7.4 million shares of our capital stock, net of a $15.0 million advance drawn under our revolving credit facility to finance a portion of the cost of the share repurchase.
MD&A Year Ended — December 31, 2006

At December 31, 2006, long-term debt (including current portion and senior unsecured notes) totaled $375.6 million and shareholders’ equity totaled $197.9 million. At December 31, 2005, long-term debt (including current portion) totaled $164.2 million and shareholders’ equity totaled $222.9 million. The long-term debt to equity ratio was 1.9:1 at December 31, 2006, compared to 0.7:1 at December 31, 2005.
Cash, Short-Term and Long-Term Borrowings
At December 31, 2006, we held cash and short-term investments of $48.1 million. This was an increase of $33.6 million from the December 31, 2005 cash and short-term investment balance of $14.5 million. This increase resulted primarily from the long-term debt proceeds and issuance of senior unsecured notes outlined above and cash provided by operations for the year ended December 31, 2006 of $26.9 million. The increase was partially offset by the repayment of the former Term B and revolving operating facilities then outstanding, the acquisition transactions described previously and capital and other asset additions during the period.
In connection with the acquisition of Xantic on February 14, 2006, we incurred long-term debt in order to refinance our existing senior credit facilities and fund the purchase price of Xantic paid at closing, as well as transaction and integration costs. Effective February 13, 2006, our refinanced senior secured credit facilities consisted of: (i) a five year $25.0 million revolving operating facility; (ii) a five year Term A facility of up to $20.0 million; and (iii) a six year Term B facility of $225.0 million. In addition, on February 13, 2006 we issued $150.0 million of 9.875% senior unsecured notes due in 2013. On January 31, 2007, we terminated the Term A facility which was only available to fund purchase price adjustments related to the Xantic acquisition. On February 2, 2007, the Xantic purchase price adjustment of $20.0 million was funded from cash on hand. The refinanced senior credit facilities were provided by a syndicate of financial institutions. No amounts have been drawn under the new revolving operating facility. The terms of our refinanced senior credit facilities and the senior unsecured notes are described in Note 9 to our Consolidated Financial Statements. Subsequent to year-end, we have requested temporary adjustments for 2007 to certain financial covenants under our existing senior credit facilities in order to provide additional flexibility while we complete the integration of Xantic. Such adjustments require approval from a majority vote, based on their outstanding commitments, of the syndicate members.
We believe our cash and cash equivalents and cash flow from the combined operations will provide the resources required to meet our expenditure requirements for the foreseeable future. Expenditure requirements include working capital requirements, integration costs related to the Xantic acquisition, debt service and ongoing capital expenditure requirements. In addition, if required, we have available the $25.0 million revolving operating facility to fund expenditures.
MD&A Year Ended — December 31, 2006

Contractual Obligations
A summary of our total contractual obligations and commercial commitments to make future payments as at December 31, 2006 is presented in the table below.

		Payments due by December 31
		($ in millions)
Contractual obligations	Total	2007	2008	2009	2010	2011	Thereafter

Long-term debt (1) (2)	$375.6	$2.4	$2.4	$2.4	$2.4	$2.3	$363.7
Operating leases	25.9	5.6	4.0	2.7	2.5	2.3	8.8
Maintenance contracts	2.7	2.0	0.6	0.1	—	—	—
Capital expenditure obligations	0.8	0.6	0.2	—	—	—	—
Purchase obligations(3)	40.6	26.1	11.0	2.7	0.5	0.2	0.1
Other obligations	18.3	3.9	1.9	1.3	1.0	1.1	9.1

Total contractual obligations	$463.9	$40.6	$20.1	$9.2	$6.4	$5.9	$381.7

(1)	Excludes interest.

(2)	See changes in long-term debt under “Liquidity and Capital Resources – Cash, Short-Term and Long-Term Borrowings”.

(3)	Purchase obligations are related primarily to space segment costs and will be funded from contracts to provide space segment and related services to our customers.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements.
Outstanding Share Capital
We are authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2006, we had issued and outstanding 42.0 million (2005 – 42.0 million) common shares with a stated value of $216.2 million (2005 — $216.1 million). No preferred shares have been issued.
Critical Accounting Estimates
The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from these estimates could have a significant adverse effect on operating results and financial position. The following significant accounting estimates are considered critical in that they involve a higher degree of judgment and complexity than others.
MD&A Year Ended — December 31, 2006

Allowance for uncollectability of accounts receivable and revenue adjustments
We provide goods and services to our customers primarily on credit and provide an allowance for uncollectability of accounts receivable to cover reasonably estimated losses from the inability of customers to make required payments.
Provisions are assessed utilizing a combination of techniques. We specifically review our larger accounts and assess a customer’s ability to make payments. Based on this review, specific reserves for such accounts are recorded against amounts due to reduce accounts receivable to the amount reasonably believed to be collectable. For those accounts not specifically reviewed, we record specific reserves at varying rates dependent on the collection status and aging of the customer account. A number of factors are considered in evaluating the adequacy of the provision for uncollectability of accounts receivable, including: historical collections experience; customer concentrations; changes in customer payment terms; economic and industry trends expected to prevail prior to settlement; the creditworthiness and collection status of the account; and any other specific factors known to management relating to the accounts.
Management believes the recorded allowance is sufficient and appropriate based on the exposures identified and historical experience. Should the financial condition of our customers deteriorate, adversely affecting their ability to make payments to us, additional allowances may be required and could affect operating results in future periods. Bad debt expense is classified within operating expenses in the consolidated statements of operations. We also provide an allowance against accounts receivable for revenue adjustments. The provision is estimated based on an analysis of known billing adjustments existing at the balance sheet date and historical experience. Revenue adjustments are charged against revenue in the consolidated statements of operations. The allowance for uncollectability of accounts receivable and revenue adjustments is $12.5 million as at December 31, 2006 (2005 — $14.1 million) and is netted against accounts receivable.
Useful life of capital and intangible assets
The estimated useful life of capital and intangible assets is used to determine depreciation and amortization expense. An asset’s useful life is estimated when the asset is acquired. The estimate is based upon past experience with similar assets, taking into account expected technological changes, prospective economic utilization and the physical condition of the assets concerned. A significant portion of our capital assets relate to telecommunications equipment and earth station equipment associated with our telecommunications network. These assets represent 79% of the total net book value of the capital assets as at December 31, 2006. The network is highly complex and, due to constant innovation and enhancements, some network assets may lose their utility faster than anticipated. A reassessment of the economic lives of these components is conducted when events or changes in circumstances indicate that their useful life may not be as long as originally anticipated. Adjustments to their expected lives would be made after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When factors indicate network assets may not be useful for as long as anticipated, the asset’s estimated useful life may be shortened. This could result in a higher depreciation and amortization expense in future periods and/or an impairment charge to reflect the write-down in value of the asset.
MD&A Year Ended — December 31, 2006

Telecommunication equipment depreciation is currently calculated using the declining-balance method based on rates ranging from 5% to 20% annually. Earth station equipment depreciation is calculated using the straight-line method based on estimated useful lives of ten to twelve years. We estimate that a one year decrease in the useful life of our capital assets relating to telecommunications equipment and earth station equipment would increase depreciation and amortization expense by approximately $2.5 million. Of this amount $1.0 million would relate to the MSS segment and $1.5 million would relate to the Broadband segment. A one year increase in the useful life of these assets would decrease depreciation and amortization expense by approximately $2.0 million, of which $0.8 million would relate to the MSS segment and $1.2 million to the Broadband segment.
Impairment
The impairment of long-lived assets is assessed when events or changes in circumstances indicate that we may not be able to recover their carrying value. Factors considered important which would result in an impairment review include the following:
     • significant underperformance relative to expected historical or projected future operating results;
     • significant changes in the manner of use of our assets or the strategy of the overall business; and
     • significant negative industry or economic trends.
Impairment for such assets is determined using a projected undiscounted cash flow method. If the asset’s carrying value is greater than the value indicated under the undiscounted cash flow method, an impairment charge would be recorded. This requires judgment to be made by management estimating future cash flows and economic life, among other assumptions. Different assumptions could yield materially different results.
We believe that estimates of future cash flows and fair value are reasonable. Assumptions used are consistent with internal planning and reflect best estimates based on factors including past operating results, budgets, economic projections, and market trends. These estimates, however, have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if different assumptions were used or if conditions changed in the future.
In the year ended December 31, 2006 we recorded asset impairment charges of $23.6 million as further described under “Other Costs (Income)”.
Impairment of goodwill is assessed annually and when events or changes in circumstances indicate that goodwill might be impaired. In accordance with the CICA recommendations with regard to Goodwill and Other Intangible Assets, the annual goodwill impairment test involves a two step approach: 1) compare the fair value of a reporting unit with its carrying amount, including goodwill, to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and the second step of the impairment test is unnecessary; and 2) if the carrying amount of a reporting unit exceeds its fair value, the fair
MD&A Year Ended — December 31, 2006

value of the reporting unit’s goodwill should be compared with its carrying amount to measure the impairment loss, if any.
In Stratos’ case, the reporting units are the MSS and Broadband segments. The fair value of a reporting unit is the amount at which the unit could be purchased or sold between willing parties. Fair value is normally determined by using one of three approaches: market capitalization; multiples of segment earnings (or other financial indicators, such as revenue or earnings); or discounted cash flows.
In 2006, we elected to use the discounted cash flow approach in our annual goodwill impairment test – See “Accounting Changes in 2006”. This involves evaluating expectations about future cash flows and discount rates to estimate the reporting unit’s fair market value. In 2006, we engaged a third party valuations consultant to assist in estimating fair value using this approach. In 2006 and 2005, the results of step one of the annual impairment test indicated that there was no potential impairment to goodwill as at December 31, 2006 and December 31, 2005. As a result, we were not required to perform step two of the annual impairment test.
Accounting for income taxes
We are required to estimate the amount of tax payable for the current year and the future income tax assets and liabilities recorded in the accounts for future tax consequences of events that have been reflected in its financial statements or tax returns for each taxing jurisdiction in which we operate. Significant management judgment is required to assess the timing and probability of the ultimate tax impact. We record valuation allowances on future tax assets to reflect the expected realizable future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, changes in the jurisdictions in which we operate, the inability to generate sufficient future taxable income or unpredicted results from potential examinations or determinations of each year’s liability by taxing authorities.
Valuation allowances primarily relate to potential future tax assets arising from accounting depreciation claimed in excess of tax depreciation and tax losses carried forward in the various jurisdictions in which we operate. We must assess both positive and negative evidence when determining whether it is more likely than not that future tax assets will be recoverable in future periods; such assessment is required on a jurisdiction by jurisdiction basis. Based on this assessment, a valuation allowance must be established for the amount of the future tax assets that are determined not to be realizable. Realization is based on our ability to generate sufficient future taxable income. Cumulative losses incurred in certain jurisdictions in prior years represent sufficient negative evidence under GAAP to require a valuation allowance related to differences in depreciation and tax losses carried forward in these jurisdictions. Accordingly, future tax assets in these jurisdictions have been recognized only in an amount equal to future tax liabilities to the extent that the reversal of these taxable temporary differences is more likely than not available to utilize a portion of the tax losses carried forward. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Changes in material assumptions can occur from period to period due to the aging of prior year’s losses, the cumulative effect of current period taxable income and other sources of positive and negative evidence. If these changes in material assumptions were to provide sufficient positive evidence as at December 31, 2006, we could record the net benefit of $35.8 million, or a portion thereof,
MD&A Year Ended — December 31, 2006

as a recovery of income taxes in the period when realization becomes more likely than not and a corresponding increase in net future income tax assets.
Risk and Risk Management
Operating risk
The remote telecommunications industry is continually evolving and is subject to rapid and significant changes in technology and industry participants. The industry is characterized by changing customer requirements, emerging industry standards and new product and service introductions. Customer demand has also been impacted by fluctuations in telecommunication requirements of various government, military and media agencies resulting from world events. We are committed to making the necessary investments to develop, improve and expand product and service offerings.
The remote telecommunications industry is competitive. We compete or may compete, directly or indirectly, with other former Inmarsat signatories, satellite service resellers and network operators on product pricing and value added services. We may also face competition from newly formed or emerging entities, as well as more established telecommunications organizations. We must continue to respond effectively to technological changes and to competitors’ innovations. The remote communications industry has experienced increased competition on the price of services. Specifically, we believe that MSS customers are increasingly making purchase decisions based on price. A majority of our MSS business is subject to “on-demand” contracts with no minimum purchase requirements, consistent with industry wide practice.
We rely on key suppliers such as Inmarsat, Iridium, and several other satellite space segment suppliers. In the normal course of business we periodically renew contracts with these suppliers. In December 2003, we entered into a new CFA with Inmarsat Limited. The CFA and related agreements define the roles and responsibilities of the parties and assures the supply by Inmarsat of existing services, as well as new services which are expected to be introduced in the future based on the fourth generation satellites. The CFA and renewed LESO agreement will expire in April 2009, with provisions for further extensions. However, we believe that our business would be negatively impacted if we fail to renew the agreement on terms and conditions favorable to us. The new CFA and renewed LESO agreement permit Inmarsat, subject to certain specified conditions, to appoint new distribution partners for future Inmarsat services and to authorize other entities to construct land earth stations. Inmarsat has appointed new distribution partners for BGAN services pursuant to the agreements.
There has been enhanced awareness of the risk stemming from a major disruption in business operations in the event of a natural or man-made disaster. We have completed a business continuity plan to mitigate this risk. However, there can be no assurance that all such risks can be mitigated.
MD&A Year Ended — December 31, 2006

Acquisitions Risk
We have a strategy of achieving growth both organically and through acquisition, such as the acquisition of Xantic completed early in 2006. We expect to continue to consider investments in strategic opportunities to enhance our operations and competitive position. We have a history of successfully integrating acquisitions, however, there can be no assurance that we will be able to realize benefits of, or synergies from, potential investments.
Industry Consolidation
In addition to our acquisition of Xantic, there may be further consolidation among participants in the remote communications industry. Consolidation by one or more of Stratos’ competitors would be expected to strengthen their competitive position, by increasing their size, market share and resources. We remain committed to our strategy of growth through acquisitions; however, if we fail to realize the benefits of this strategy in a consolidating market, this could weaken our competitive position and adversely affect our business, operating results and financial condition.
Inmarsat BGAN Services
We operate a network of LESs in order to provide Inmarsat services. Inmarsat will own and operate the LESs for the new Inmarsat BGAN services, which became available in late 2005. While revenues from BGAN services during 2006 were not significant due to the early stage of commercial deployment of the service, gross margins for the sales of BGAN services are expected to be less than for certain other Inmarsat services. In addition, some existing customers may migrate from existing higher margin services to lower margin BGAN services, negatively impacting our results.
Foreign Currency Exchange Rate Risk
We prepare our consolidated financial statements in U.S. dollars and each of our subsidiaries operates with U.S. dollars as the functional currency as a substantial portion of our business is conducted in U.S. dollars. By virtue of our international operations, we conduct business in a number of foreign currencies other than the U.S. dollar. Transactions which have occurred in currencies other than U.S. dollars have been converted to U. S. dollars at the exchange rate in effect at the transaction date. Carrying values of monetary assets and liabilities in currencies other than U.S. dollars have been converted at the U.S. rate at the balance sheet date with the resulting gain or loss included in income.
Our exposure to foreign currencies is limited due to the substantial portion of our customer contracts, major expenditures and debt denominated in U.S. dollars. To mitigate potential risks with respect to foreign currencies, our strategy has been to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the greatest extent possible. Consequently, we have not entered into forward contracts to manage exposure to exchange rate fluctuations pertaining to our future net cash flows from operations. Xantic has entered into forward exchange contracts to manage exposure to Euros for its operations and we may continue to do so in the future. Foreign currency exchange rate fluctuations related to the translation of transactions occurring in currencies other than U. S. dollars and foreign exchange gains and
MD&A Year Ended — December 31, 2006

losses related to the translation of monetary assets and liabilities have not been significant in the years ended December 31, 2006 and 2005.
To perform a sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in foreign currency exchange rates on monetary assets and liabilities denominated in currencies other than U.S. dollars. Our primary exposures to foreign currency exchange fluctuations are Euros/U.S. dollar, Canadian dollar/U.S. dollar and pound sterling/U.S. dollar. For the year ended December 31, 2006, the potential reduction in earnings from a hypothetical instantaneous 10% adverse change in the December 31, 2006 quoted foreign currency spot rates applied to Euro denominated monetary assets and liabilities included in the December 31, 2006 balance sheet would have been approximately $0.6 million. The impact on earnings of a similar adverse change in Canadian dollars and Pound Sterling denominated monetary assets and liabilities included in the December 31, 2006 balance sheet would have been nominal.
Interest Rate Risk
Our Term B facility outstanding on December 31, 2006 bears interest based on LIBOR and therefore are affected by changes in market interest rates. As outlined in note 18 to our Consolidated Financial Statements, we have entered into interest rate swap agreements to hedge a portion of our exposure to such fluctuations. The amount of our remaining variable rate debt was $25.0 million at December 31, 2006. If the LIBOR rate were to increase by 1%, our annual net income before tax would be reduced by approximately $0.3 million based on these levels.
Regulation
The operation of the systems and distribution of the services of Stratos are subject to significant regulation in the United States, the Netherlands, the United Kingdom, Australia, New Zealand, Canada, Germany and Russia. Inmarsat, Iridium and other satellite systems we use are designed to operate in limited portions of the radio frequency spectrum. Within these operational parameters, the allocation and use of radio frequency spectrum for the provision of satellite and other wireless communications services are regulated on a national basis, subject to international coordination. In addition, the implementation and operation of Stratos’ systems, like those of other satellite and wireless systems, are dependent upon obtaining and maintaining the necessary licenses, certifications and other approvals, which may or may not be issued or renewed by the applicable regulatory authority.
Taxes
We are subject to tax in many jurisdictions throughout the world. Income tax expense and future income taxes are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, capital taxes not based on taxable income, and future changes in law. Generally, tax liabilities are separately assessed on a legal entity or group of legal entities within the same jurisdiction. Therefore, we are not always able to apply current or prior years’ tax losses in certain entities against the taxable income arising in other profitable entities. As a result, we may pay income and capital taxes or record future tax expense in certain jurisdictions even though losses may be incurred in other jurisdictions.
MD&A Year Ended — December 31, 2006

The foregoing risks should be read in conjunction with the additional risks relating to Stratos and the remote telecommunications industry described in our Annual Information Form filed with Canadian Securities Regulatory Authorities and the prospectus contained in our registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, and also available on SEDAR, including the risk factors beginning on page 14 thereof.
Changes in Accounting Policies
A summary of our significant accounting policies is presented in Note 2 to our Consolidated Financial Statements for the year ended December 31, 2006 and 2005.
Accounting Changes in 2006
In the fourth quarter of 2006, we changed the method applied to estimate the fair value of our reporting units from the market capitalization approach to the discounted cash flow approach.
We made the change because we believe the market capitalization approach has inherent limitations related to market price volatility and the need to make an allocation of fair value in enterprises with more than one reporting unit. Under the market capitalization approach, fair value is determined based upon the enterprise’s quoted share price on a particular date. The enterprise then allocates the resulting fair value based on the relative segment earnings of the reporting units. Events such as our acquisition of Xantic, which significantly increased the size of our MSS reporting unit in 2006 and the impact of the 2005 hurricanes in the Gulf of Mexico on the Broadband reporting unit profitability in 2006, had a significant impact on the allocation of fair value between the respective reporting units.
The discounted cash flow approach incorporates information regarding our future plans for revenue growth and cost patterns in the estimate of fair value and is unaffected by short term fluctuations in quoted share prices. This approach is more widely used by companies with more than one reporting unit than the market capitalization approach. Accordingly, we believe the discounted cash flow approach provides a more reliable and relevant estimate of fair value than the market capitalization approach.
Based on the discounted cash flow approach, the estimated value of each of our reporting units exceeded their carrying value in 2006. If we had continued to apply the market capitalization approach in 2006, the estimated fair value of our Broadband reporting unit would have been less than its carrying value. Under the market capitalization approach, the Corporation would have reported a goodwill impairment charge of $47.7 million, a decrease in future tax liability of $9.9 million and a decrease in net earnings of $37.8 million based on the quoted market price of our shares on November 30, 2006. The application of the discounted cash flow approach would not have resulted in an impairment charge in prior years.
MD&A Year Ended — December 31, 2006

Proposed Accounting Standards
In April 2005, the Canadian Institute of Chartered Accountants released three new accounting standards related to “Financial instruments – recognition and measurement,” “Hedges” and “Comprehensive income.” These standards must be implemented no later than fiscal years beginning on or after October 1, 2006. Under the new standards, all financial instruments must be classified as held for trading, held to maturity, available for sale or loans and receivables. This classification determines how the financial instrument is measured and how gains and losses are recognized. The new standards require all derivatives to be recorded on the balance sheet at fair value. Off balance sheet treatment is no longer permitted. The method of hedge accounting which was previously unspecified must now be specified. Under the new standards, gains and losses resulting from any ineffectiveness in hedging relationships are required to be identified, measured and recognized in income immediately. As well, other comprehensive income has been introduced where certain gains and losses are temporarily presented outside of income. We are presently determining the impact, if any, the adoption of this standard will have on our financial position or results of operations.
In July 2006, the U.S. Financial Accounting Standards Board released FIN 48, an interpretation related to “Accounting for uncertainty in income taxes”. This interprets SFAS No. 109 “Accounting for Income Taxes” and becomes effective for fiscal years beginning after December 15, 2006. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under this new interpretation, we will determine whether it is more likely than not that a tax position will be sustained upon examination. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. This interpretation will also require additional disclosures relating to uncertain tax positions. This includes disclosure of our policy on treatment of interest and penalties on the uncertain tax provisions, the amount of interest and penalties recognized in the statement of operations and the statement of financial position, a tabular reconciliation of the change in unrecognized benefits and reductions in the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations, the total amount of unrecognized benefits that if recognized would affect the effective tax rate, an analysis and disclosure of details of unrecognized tax benefits that may reverse within 12 months of the reporting date, and a description of tax years that remain subject to examination by major tax jurisdictions. We are presently determining the impact, if any, the adoption of this interpretation will have on our financial position or results of operations.
Management’s Evaluation of Disclosure Controls and Design of Internal Control over Financial Reporting
The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, together with management have established and maintained disclosure controls and procedures for the Corporation in order to provide reasonable assurance that material information relating to Stratos is made known to them in a timely manner, particularly during the period in
MD&A Year Ended — December 31, 2006

which the annual filings are being prepared. Management has evaluated the effectiveness of the disclosure controls and procedures as of the December 31, 2006, and based on that evaluation have concluded that these controls are effective in providing such reasonable assurance.
The President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, are also responsible for the design of internal controls over financial reporting within the Corporation in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management evaluated the design of the Corporation’s internal controls and procedures over financial reporting as of December 31, 2006, and based on that evaluation have concluded that the design is effective to provide such reasonable assurance.
There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.
Outlook
Our key operational and financial objectives for 2007 include the following:
•	Complete the integration of Xantic and achieve related $30 million annual synergies level by mid 2007;

•	Drive profitable organic growth in key markets and products such as our U.S. government and BGAN initiatives; and

•	Utilize free cash flow to begin to reduce leverage.
Based on 2006 results, currently available information and market conditions, we expect reported revenue growth to be in the low single-digit range for 2007, including a full year of revenue related to the acquisition of Xantic. Segment earnings for the year are expected to grow by between 10 and 15 percent largely driven by the synergies related to the Xantic integration and our $10.0 million cost-reduction initiatives completed in late 2006. Consistent with past results, we expect first-quarter 2007 segment earnings will be substantially lower than the remaining three quarters of the year, reflecting the re-start of the annual volume discounts earned from Inmarsat. Capital expenditures are anticipated to be in the range of 4.5 to 5.5 percent of revenue.
MD&A Year Ended — December 31, 2006

Glossary of Terms for Management’s Discussion and Analysis of Financial Condition and Results of Operations
Broadband
A transmission system that multiplexes multiple independent signals onto one cable. In telecommunications terminology, any channel having a bandwidth greater than a voice-grade channel (4 kHz). In LAN terminology, a coaxial cable on which analog signaling is used. Also called wideband.
DIRECWAY®
A VSAT satellite service operated by Hughes Network Systems (HNS) that provides broadband connectivity to consumers and businesses in fixed-site, remote locations, primarily where terrestrial services, such as DSL and cable broadband, are unavailable. Stratos is a value-added reseller of DIRECWAY in the U.S. and Canada.
Fleet F77, F55 and F33
Stratos-provided Inmarsat services that offer highly advanced communications capabilities, including voice, HSD and packet data services for the marine market while at the same time lowering service costs. These services give shipboard crew members the same global access to voice and data communications as any major land-based office. F77 is designed for large vessels, while F55 and F33 offer lighter weight antennas to serve medium- and small-sized vessels, respectively.
Hubs
A fixed antenna used to send and receive satellite transmission signals, interconnecting telecommunications between a satellite and VSATs.
Inmarsat®
An acronym for International Maritime Satellite service that provides mobile communications for land, air and sea worldwide.
IP
Internet Protocol. Software that tracks the Internet address of nodes, routes outgoing messages, and recognizes and routes incoming messages.
Iridium®
A global mobile satellite telephone and paging service. Global coverage is provided by low-earth-orbiting satellites, allowing users to make and receive calls virtually anywhere in the world.
Microwave
A high-frequency electromagnetic wave, one millimeter to one meter in wavelength, intermediate between infrared and short-wave radio wavelengths. Can be used as a long-range voice and data communications medium.
MD&A Year Ended — December 31, 2006

MSV
Mobile Satellite Ventures. A satellite network that provides voice, data and wide area dispatch maritime communications services. MSV uses spot beam technology to provide secure communication for North and Central America, the northern tip of South America, the Caribbean, and Hawaii.
Regional BGAN
A Stratos-provided Inmarsat service that brings high-speed data communications to developed and developing nations in its service area, with usage charges based on the amount of data sent or received rather than the conventional “per minute” charge for satellite airtime.
StratosITek™
A Stratos-provided IP VSAT service that provides high-speed, always-on connectivity for remote-location land and maritime applications on a global scale. StratosITek offers speeds of up to 2 Mbps and is available in several configurations that allow it to be installed on maritime vessels or moved quickly and easily from location to location on land.
StratosNet®
Stratos’ Internet e-mail system, StratosNet, is an Internet service optimized for cost-effective mobile communications through multiple mobile satellite networks. StratosNet provides the ability to transmit data at 2.4 kbps or higher while also gaining from the benefits of compression. StratosNet makes the Inmarsat-C service extremely efficient for e-mail at sea on a vessel of any size.
Swift 64™
A Stratos-provided Inmarsat service that provides global in-flight data communications services to commercial and private aircraft at speeds up to 64kbps. Swift 64 services have been designed to meet the needs of aircraft passengers, corporate users and the flight deck, and are designed to take advantage of existing Inmarsat Aero H/H+ installations already found on a large number of aircraft.
VSAT
Very Small Aperture Terminal. A relatively small satellite antenna used for satellite-based point-to-multipoint data communications.
MD&A Year Ended — December 31, 2006

Consolidated Financial Statements of
STRATOS GLOBAL CORPORATION
As at December 31, 2006 and 2005

AUDITORS’ REPORT
To the Shareholders of
Stratos Global Corporation
We have audited the consolidated balance sheets of Stratos Global Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flow for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

St. John’s, Canada,
February 14, 2007	Chartered Accountants

Consolidated Balance Sheets
As at December 31 (U.S. dollars; in thousands)
Incorporated under the laws of Canada

	2006	2005

Assets (Note 9(a))

Current
Cash and cash equivalents	$48,115	$14,472
Accounts receivable (Notes 18 and 20)	98,714	56,290
Unbilled revenue	32,010	24,622
Inventory	10,182	7,796
Prepaids and other	20,519	20,757
Future income taxes (Note 14)	4,053	4,216

	213,593	128,153

Investments (Note 5)	6,661	6,337
Capital assets (Note 4)	134,375	131,265
Goodwill and other intangible assets (Note 6)	407,563	218,081
Other assets (Note 7)	15,478	11,432

	$777,670	$495,268

Liabilities

Current
Payables and accruals (Note 8)	$157,924	$69,955
Deferred revenue	11,323	7,576
Current portion of senior credit facilities (Note 9(a))	2,371	1,657

	171,618	79,188
Senior credit facilities (Note 9(a))	223,207	162,581
Senior unsecured notes (Note 9(b))	150,000	—
Other liabilities (Note 10)	15,659	5,492
Future income taxes (Note 14)	18,773	24,648

Total liabilities	579,257	271,909

Non-controlling interest	500	429

Shareholders’ equity	197,913	222,930

	$777,670	$495,268

Commitments and contingencies (Note 19)
See accompanying notes

Consolidated Statements of Operations
Year ended December 31 (U.S. dollars; in thousands, except per share amounts)

	2006	2005

Revenue	$537,808	$381,000
Cost of goods and services	394,571	271,310

Gross margin	143,237	109,690

Operating expenses	68,570	51,510
Interest expense (Note 12)	34,766	11,404
Depreciation and amortization	40,833	36,565
Other costs (income) (Note 13)	30,893	538
Non-controlling interest	71	103
Equity in earnings of investee	(898)	(766)

	174,235	99,354

(Loss) earnings before income taxes	(30,998)	10,336

Income tax (recovery) expense (Note 14)	(4,238)	4,931

Net (loss) earnings	$(26,760)	$5,405

Basic and diluted (loss) earnings per share (Note 15)	$(0.64)	$0.13

See accompanying notes
Consolidated Statements of Shareholders’ Equity
Year ended December 31 (U.S. dollars; in thousands)

	2006	2005

Retained earnings, beginning of year	$5,585	$26,163
Share repurchase (Note 11)	—	(25,983)
Net (loss) earnings	(26,760)	5,405

(Deficit) retained earnings, end of year	(21,175)	5,585

Capital stock (Note 11)	216,153	216,128
Contributed surplus	2,935	1,217

Total shareholders’ equity	$197,913	$222,930

See accompanying notes

Consolidated Statements of Cash Flow
Year ended December 31 (U.S. dollars; in thousands)

	2006	2005

Operating activities
Net (loss) earnings	$(26,760)	$5,405
Items not requiring (generating) cash
Depreciation and amortization	40,833	36,565
Asset impairment charge (Note 13)	23,639	165
Foreign exchange gain	(314)	(611)
Future income tax (recovery) expense	(7,095)	866
Amortization of deferred financing costs (Note 12)	4,708	590
Equity in earnings of investee – net of dividends	(321)	(228)
Stock-based compensation expense	1,718	1,448
Other	1,579	1,335

	37,987	45,535

Change in non-cash working capital items related to operating activities (Note 16)	(11,054)	(14,844)

	26,933	30,691

Investing activities
Business acquisitions (net of cash acquired) (Note 3)	(162,528)	(12,054)
Proceeds on disposal of investment	867	170
Capital asset expenditures	(30,010)	(25,824)
Deferred costs	(12,108)	(6,681)

	(203,779)	(44,389)

Financing activities
Senior credit facilities proceeds	225,000	15,000
Senior unsecured notes proceeds	150,000	—
Senior credit facilities repayments	(163,660)	(1,815)
Capital stock issuances (Note 11)	24	56
Share repurchase (Note 11)	—	(65,348)
Other liabilities	(875)	(405)

	210,489	(52,512)

Change in cash and cash equivalents during the year	33,643	(66,210)

Cash and cash equivalents, beginning of year	14,472	80,682

Cash and cash equivalents, end of year	$48,115	$14,472

Supplementary cash flow information
Interest paid	$24,895	$11,068
Income taxes (refunded) paid	$(414)	$1,542

See accompanying notes

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
1.	Description of the business
Nature of operations and ownership
Stratos Global Corporation (the “Corporation” or “Stratos”) provides advanced mobile and fixed-site remote telecommunications services to customers operating beyond the reach of traditional terrestrial telecommunication networks. With its extensive portfolio of advanced satellite and microwave technologies, the Corporation provides Internet Protocol, data, and voice solutions to an array of diverse markets worldwide, which primarily include government and military, oil and gas, and maritime. The Corporation provides communications services and solutions for its customers through wholesale arrangements with a number of satellite system operators and its owned and operated telecommunications facilities.
Regulation
Stratos’ U.S. subsidiaries are subject to regulation by the U.S. Federal Communications Commission (“FCC”), which is responsible for most aspects of U.S. regulation of telecommunication services provided by private companies, including licensing of services and equipment, assigning of frequencies, regulatory implementation of communications statutes and adjudicating complaints alleging violation of those statutes. Stratos’ U.S. subsidiaries hold a number of U.S. common carrier and spectrum licenses to provide mobile satellite, fixed satellite and microwave services.
The Corporation’s subsidiaries in the Netherlands are subject to regulation under the Telecommunications Act 1998, which was revised on May 19, 2004 and is enforced by the Independent Post and Telecommunications Authority. On July 26, 2004, Xantic B.V. was granted registrations as a public telecommunication network provider and a provider of telecommunication services.
Stratos’ U.K. subsidiaries are subject to regulation by the U.K. Office of Communications (“Ofcom”), which in late 2003 replaced and consolidated the activities of several regulatory bodies, including the Office of Telecommunications and the Radiocommunications Agency, with respect to the provision of telecommunications services, operation of networks, and use of radio spectrum. Pursuant to a number of European Union directives, the U.K. adopted the Communications Act 2003 effective July 17, 2003, substantially replacing the Telecommunications Act 1984. Under this new regulatory regime, telecommunications licenses that were required under the previous legislation to operate networks or provide telecommunications services have been revoked and replaced with a series of general conditions of authorization to which all providers of public telecommunications networks and services (including Stratos Global Limited, the primary U.K. operating subsidiary) are subject. However, Stratos Global Limited is still required to hold a number of spectrum licenses for operation of satellite earth stations, which are issued by Ofcom.
The Corporation’s Australian earth station operations are regulated by the Radiocommunications Act 1992 and the Telecommunications Act 1997. The Radiocommunications Act provides for the licensing and management of the radio frequency spectrum used to transmit and receive services to and from land earth stations, satellites and any mobile earth station situated in Australia. The Telecommunications Act regulates the use of land earth stations and satellite equipment to the extent that they are

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
1.	Description of the business (cont’d.)
used to provide telecommunications services within Australia. The Corporation’s subsidiaries hold all required licenses under these Acts.
Stratos provides telecommunications services in New Zealand through its operating subsidiary, Stratos New Zealand Limited. Satellite services in New Zealand are governed and regulated by two different industry-specific statutes: the Telecommunications Act 2001 and the Radiocommunications Act 1989. Except for radio and spectrum licenses required under the Radiocommunications Act 1989, no licenses or registrations are required to own or operate land earth stations or to provide public telecommunications services in New Zealand.
The Corporation’s Canadian subsidiary, Stratos Wireless Inc., is subject to regulation by the Canadian Radio-television and Telecommunications Commission (“CRTC”) with respect to the regulation of telecommunications in Canada and by Industry Canada with respect to the management and allocation of radio spectrum in Canada and the certification of radio equipment. It holds an international telecommunications service license issued by the CRTC and a spectrum license, various radio equipment certifications and various radio licenses issued by Industry Canada in respect of its satellite assets and services in Canada.
The Corporation’s German subsidiaries are subject to regulation by the German Telecommunication Act 2004 in respect of very small aperture terminal (“VSAT”) satellite services. Stratos’ German subsidiaries hold various licenses in Germany, including a Class II license from the German telecommunications and postal regulatory authority, authorizing the operation of telecommunication services via satellite.
The Corporation’s Russian subsidiary is subject to regulation by the Russian communications ministry and holds various licenses in Russia in respect of its satellite communications operations.
2.	Summary of significant accounting policies
Basis of presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 22.
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. As at December 31, 2006, the principal operating subsidiaries of the Corporation, all of which are directly or indirectly wholly owned unless otherwise noted below, are as follows:

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
Stratos Wireless Inc.
Stratos Mobile Networks, Inc.
Stratos Mobile Networks (USA), L.L.C.
Stratos Communications, Inc.
Stratos VSAT, Inc.
Stratos Offshore Services Company
Stratos Telecom, Inc.
Stratos Global Limited
Stratos Aeronautical Limited
Stratos Services Limited
Stratos New Zealand Limited
Stratos Communications (Australia) Pty Limited
Plenexis Gesellschaft Fur Satelliten – Kommunikation mbH
Moskowskij Teleport (75% ownership interest)
Xantic B.V.
Xantic Sales B.V.
Translation of foreign currencies
The Corporation and each of its subsidiaries use the U.S. dollar as their currency of measurement and reporting as a substantial portion of the Corporation’s ongoing business is conducted in U.S. dollars.
Transactions which have occurred in currencies other than U.S. dollars have been converted to U.S. dollars at the exchange rate in effect at the transaction date. Carrying values of monetary assets and liabilities in currencies other than U.S. dollars have been converted at the U.S. rate at the balance sheet date and the resulting exchange gain or loss included in income. Monetary assets and liabilities denominated in foreign currencies and translated at exchange rates in effect at December 31, 2006 have been translated to U.S. dollars at Cdn $1.00 = U.S. $0.86; 1.00 GBP = U.S. $1.96; 1.00 Euros = U.S.$1.31 (December 31, 2005 – Cdn $1.00 = U.S. $0.86; 1.00 GBP = U.S. $1.77; 1.00 Euros = U.S.$1.20).
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, balances with banks, and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of a material change in value.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
Unbilled revenue
Unbilled revenue represents the amounts receivable for telecommunications services provided to customers, which will become billable in accordance with contractual trade terms.
Inventory
Inventory consists of telecommunications equipment held for resale and is carried at the lower of average cost and net realizable value.
Capital assets
Capital assets are recorded at cost. Depreciation is computed using either the straight-line or declining-balance methods at rates that will reduce original cost to estimated residual value over the useful lives of the assets, principally as follows:

	Basis	Rate
Telecommunications equipment	Declining-balance	5% - 20%
Earth station equipment	Straight-line	10-12 years
Computer hardware and software	Declining-balance	30%
Furniture and other	Straight-line	5 years
Buildings	Declining-balance	4% - 5%

Impairment of long-lived assets
Impairment of long-lived assets is assessed using a two step approach. Under the first step, the impairment of capital assets and finite-life intangible assets is tested when events or changes in circumstances indicate that the asset’s carrying value is not recoverable and may be in excess of its fair value. The carrying amount of a long-lived asset is not recoverable if its carrying value exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.
If the asset’s carrying amount is in excess of the undiscounted cash flows, step two of the asset impairment test must be performed. Under step two of the test, impairment is measured as the excess of an asset’s carrying value over fair value. Fair value is measured using a discounted cash flow approach.
Asset retirement obligation
The fair value of legal obligations associated with the retirement of tangible long-lived assets is recognized in the financial statements in the period in which the liability is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset, which is subsequently amortized to income over the remaining useful life of the asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
for the passage of time by applying an interest method of allocation to the liability with a corresponding accretion cost reflected in operating expenses.
Revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized each period as an adjustment to the carrying amount of the asset retirement obligation and the related long-lived asset.
Investments
Long-term investments through which the Corporation exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Corporation’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than a temporary decline, the investment is written down to estimated net realizable value.
Goodwill and other intangible assets
Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable tangible and intangible assets acquired. The Corporation reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value (see Accounting changes). The annual impairment test is as of November 30. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.
Other intangible assets consist of licenses and customer relationships and contracts which have a limited life. Licenses reflect the cost of acquiring the right to transmit radio signals in a given licensed area. These are amortized over the shorter of the duration of the license term and their estimated economic lives ranging from three to ten years. Customer contracts represent the fair value of order backlogs and contracts acquired. Customer contracts acquired in connection with the acquisition of Plenexis Holding GmbH and its subsidiaries (“Plenexis”) are being amortized on a straight line basis over the expected period of benefit of three years. Customer relationships acquired in connection with the acquisition of Xantic B.V. and its subsidiaries (“Xantic”) are being amortized at varying percentages of cost based on the expected benefit to be derived in each year determined using the undiscounted cash flows expected from the customer relationships for the period from 2006 to 2018. As a percentage of the original cost, the annual average percentages used to determine amortization expense for customer relationships from 2006 to 2018 is as follows:

2006 – 2009	10%
2010 – 2013	9%
2014 – 2018	5%

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
Deferred financing costs
Costs incurred in connection with obtaining debt financing have been deferred and are amortized over the terms of the related debt.
Deferred start-up costs
Costs incurred in the start-up period of new business ventures are deferred until commercial viability is attained. These costs are amortized over a period not to exceed five years commencing on completion of the start-up period.
Government assistance
Government assistance related to capital assets is recorded as a deferred credit and amortized to income on the same basis as the related capital assets are depreciated.
Revenue recognition
The Corporation derives revenue principally from the sale of airtime, typically pursuant to service agreements or fixed-term contracts. The Corporation provides its customers with telecommunications services that are typically usage based, determined on metered bases such as the number of dedicated circuits or data lines provided or leased, data units transmitted, or minutes used. Revenues are recognized at the time service is provided to customers. Estimates are included to provide for that portion of fixed-to-mobile revenue that has not been reported or confirmed by domestic carriers. Revenue is subject to final determination and settlement with these carriers.
Revenues generated from sales of communications equipment are recognized when the risks and rewards of ownership are transferred to the purchaser. Revenues related to service agreements are recognized as the services are performed.
Payments received in advance for services to be provided in future periods are recorded in current or long-term deferred revenue in accordance with the duration of the service period and are recognized in revenue as the services are provided.
Employee benefits
The Corporation has defined contribution pension plans covering substantially all of its employees whereby the Corporation matches a portion of employee contributions to the plan. The Corporation’s contributions to the defined contribution pension plans, including contributions to defined contribution pension plans acquired upon the acquisition of Xantic, for the year ended December 31, 2006 were $1.9 million (year ended December 31, 2005 - $1.4 million).

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 ( U.S dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
As part of the acquisition of Plenexis, the Corporation assumed defined benefit pension plans which are unfunded. The unfunded defined benefit pension liability at December 31, 2006 was $0.4 million (2005 — $0.4 million) and covers one employee and five former employees. In valuing pension obligations for its defined benefit pension plans, the Corporation uses the projected unit credit method.
As part of the acquisition of Xantic, the Corporation also assumed defined benefit pension plans administered by KPN N.V. (“KPN”) for employees in the Netherlands. The assets of these plans are not segregated from the assets of other KPN administered plans and therefore they are treated as multi-employer plans and are accounted for in the same manner as defined contribution plans. Pension expense for these plans for the period from the date of acquisition to December 31, 2006 was $1.0 million.
The Corporation also assumed Xantic’s early retirement plan in the Netherlands. This is a defined benefit plan that is neither funded nor insured through a third party, but is paid directly to employees upon early retirement. The Corporation recognizes a provision for all benefits that will become a payment obligation in accordance with the then prevailing collective labour agreement. The provision for early retirement is calculated using the projected unit credit method. Pension expense for this plan for the period from the date of acquisition to December 31, 2006 was $0.2 million.
The Corporation does not provide other post-retirement benefits. The cost of compensated absences and other employment benefits, such as health care, dental, and similar employee benefit plans, are expensed as employment services are rendered.
Income taxes
The Corporation follows the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.
Earnings per share
Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.
Stock-based compensation plans
The Corporation has three stock-based compensation plans which are described in Note 11.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
(i)	Stock Option Plan

The Corporation records compensation expense for stock options issued on or after January 1, 2003 using the fair value method. The Corporation discloses pro forma net earnings and earnings per share using the fair value method for stock-based compensation awards granted in 2002.

(ii)	Deferred Share Unit Plan

The Corporation has a deferred share unit (“DSU”) plan for the non-employee directors of the Corporation with respect to a portion of directors’ compensation.

The Corporation uses the fair value method to determine compensation expense associated with DSUs. The DSU obligation is valued at the current market price of a common share. Changes in the market value of the DSU during the period are recorded in operating income and result in an increase or decrease in compensation expense.

(iii)	Performance Share Unit Plan

During the first quarter of 2005, the Corporation established a performance share unit (“PSU”) plan for certain senior employees. The Corporation uses the fair value method to determine compensation expense associated with such PSUs.
Derivative financial instruments
Derivative financial instruments may be utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation’s policy is not to utilize derivative financial instruments for trading or speculative purposes.
The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.
Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge foreign currency investing and financing commitments are recorded as an adjustment to the applicable investing or financing activity.
Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument and is not replaced, any realized or unrealized gain or loss on such derivative instrument is recognized in income.
The Corporation enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its interest rate swap agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.
In connection with the acquisition of Xantic, the Corporation assumed a series of foreign exchange forward contracts used to manage foreign exchange risks. As the prescribed documentation for hedge accounting was not in place for these derivatives, changes in the fair value of the forward exchange contracts are recognized in income. These forward contracts expired monthly from April 2006 to December 2006.
Use of accounting estimates
The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the allowance for uncollectability of accounts receivable and revenue adjustments; the valuation of capital assets, intangibles and goodwill and the provision for income taxes. Actual results could differ from those estimates.
Comparative figures
Certain comparative figures have been reclassified to conform to the current year’s presentation.
Accounting changes
In the fourth quarter of 2006, the Corporation changed the method applied to estimate the fair value of its reporting units from the market capitalization approach to the discounted cash flow approach.
The Corporation made the change because it believes the market capitalization approach has inherent limitations related to market price volatility and the need to make an allocation of fair value in enterprises with more than one reporting unit. Under the market capitalization approach, fair value is determined based upon the enterprise’s quoted share price on a particular date. The enterprise then allocates the resulting fair value based on the relative segment earnings of the reporting units. Events such as the Corporation’s acquisition of Xantic, which significantly increased the size of the Mobile Satellite Services (“MSS”) reporting unit in 2006 and the impact of the 2005 hurricanes in the Gulf of

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
Mexico on the Broadband Services (“Broadband”) reporting unit profitability in 2006, had a significant impact on the allocation of fair value between the respective reporting units.
The discounted cash flow approach incorporates information regarding the Corporation’s future plans for revenue growth and cost patterns in the estimate of fair value and is unaffected by short term fluctuations in quoted share prices. This approach is more widely used by companies with more than one reporting unit than the market capitalization approach. Accordingly, the Corporation believes the discounted cash flow approach provides a more reliable and relevant estimate of fair value than the market capitalization approach.
Based on the discounted cash flow approach, the estimated value of each of the Corporation’s reporting units exceeded their carrying value in 2006. If the Corporation had continued to apply the market capitalization approach in 2006, the estimated fair value of the Broadband reporting unit would have been less than its carrying value. Under the market capitalization approach, the Corporation would have reported a goodwill impairment charge of $47.7 million, a decrease in future tax liability of $9.9 million and a decrease in net earnings of $37.8 million based on the quoted market price of the Corporation’s shares on November 30, 2006. The application of the discounted cash flow approach would not have resulted in an impairment charge in prior years.
3.	Business acquisitions
Xantic
On February 14, 2006, the Corporation acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $185.3 million, including transaction costs of $7.2 million, net of cash acquired of $33.2 million. The cash purchase price paid at closing of $191.3 million was subject to post-closing adjustments. On February 2, 2007, the Corporation paid a purchase price adjustment of $20.0 million pursuant to a final settlement agreement with the former owners of Xantic.
The Xantic acquisition was accounted for using the purchase method and results of operations have been included in the consolidated statement of operations from the date of acquisition. The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired less liabilities assumed for the acquisition. The Corporation engaged external valuation specialists to assist in the valuation of capital assets and intangibles. Estimated restructuring and integration costs of $10.6 million are included in the purchase price allocation, of which a liability for $4.9 million remains outstanding at December 31, 2006.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
3.	Business acquisitions (cont’d.)
Details of the estimates of the fair value of assets and liabilities acquired are as follows:

Purchase
Consideration

Fair value of assets acquired
Current assets	$43,350
Capital assets	26,239
Intangible assets including customer relationships	84,800
Future income taxes	3,968
Investment	879

$159,236

Less: Liabilities assumed
Current liabilities	$75,069
Long-term liabilities	9,073
Future income taxes	5,351

$89,493

Fair value of net assets acquired	$69,743
Goodwill	115,540

Purchase consideration (net of cash acquired)	$185,283

Plenexis
Effective January 31, 2005, the Corporation acquired 100% of the outstanding shares of Plenexis. The purchase price of the Plenexis shares, including transaction costs of $1.2 million, together with the assumption of debt was $6.0 million net of cash acquired. The debt assumed on purchase totaling $7.3 million was settled by the Corporation subsequent to closing. Restructuring and integration costs of $3.0 million were included in the purchase price allocation of which a liability of $0.2 million remains outstanding at December 31, 2006.
The Plenexis acquisition was accounted for using the purchase method and results of operations have been included in the consolidated statement of operations from the date of acquisition. The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired less liabilities assumed for the acquisition.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
3.	Business acquisitions (cont’d.)

Details of the fair value of assets and liabilities acquired are as follows:

Purchase
Consideration

Fair value of assets acquired
Cash and cash equivalents	$2,696
Current assets	5,062
Capital assets and other	7,199
Intangible assets including customer contracts	5,849

$20,806

Less: Liabilities assumed
Current liabilities	$17,354
Debt assumed on purchase	7,304
Long-term liabilities	1,343
Non-controlling interest	326

$26,327

Fair value of net liabilities acquired	$(5,521)
Goodwill	6,889

Purchase consideration	$1,368

Navarino Telecom SA and NTS Maritime Limited (“Navarino”)
Effective January 13, 2005, the Corporation acquired a 49% ownership interest in Navarino. The cash purchase price for the minority interest in Navarino was $6.1 million, including transaction costs of $0.2 million. The Corporation has an option to acquire the remaining ownership interest in Navarino, which expires January 13, 2008.
The investment in Navarino is subject to significant influence and accordingly has been accounted for using the equity method. Goodwill implicit in the purchase price at acquisition totaled $5.8 million.
4.	Capital assets

	2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Telecommunications equipment	$155,116	$95,725	$59,391
Earth station equipment	117,076	70,585	46,491
Computer hardware and software	55,302	37,353	17,949
Furniture and other	8,120	5,867	2,253
Buildings	11,504	4,219	7,285
Land	1,006	—	1,006

	$348,124	$213,749	$134,375

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
4.	Capital assets (cont’d.)

	2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Telecommunications equipment	$142,239	$81,551	$60,688
Earth station equipment	91,459	46,117	45,342
Computer hardware and software	44,555	27,912	16,643
Furniture and other	8,079	5,556	2,523
Buildings	8,526	3,463	5,063
Land	1,006	—	1,006

	$295,864	$164,599	$131,265

Depreciation expense related to capital assets for the year ended December 31, 2006 was $30.9 million (2005 — $33.5 million). Accumulated depreciation for the year ended December 31, 2006 includes $21.8 million (2005 — $0.2 million) related to impairment of capital assets (Note 13).
During the third quarter of 2005, telecommunications equipment in the Broadband segment sustained damage by hurricanes Katrina and Rita in the Gulf of Mexico and, as a result, equipment with a net book value of $2.3 million was written-off.
Capital assets under development totaling $3.5 million (2005 — $4.8 million) will commence amortization when they are put into productive use.
5.	Investments
The Corporation’s long-term investment in Navarino is recorded using the equity method and had a value of $6.7 million at December 31, 2006 (2005 — $6.3 million). Cash dividends received for the year ended December 31, 2006 totaled $0.6 million (2005 — $0.5 million).
During August 2006, the Corporation disposed of an investment acquired in the acquisition of Xantic with a cost of $0.9 million for proceeds of $0.9 million.
6.	Goodwill and other intangible assets

	2006	2005

Goodwill	$325,869	$210,329
Customer relationships, contracts and other	80,064	3,890
Licenses	1,630	3,862

	$407,563	$218,081

Amortization expense related to intangible assets for the year ended December 31, 2006 was $9.4 million (2005 — $2.6 million). Accumulated amortization related to intangibles was $19.1 million at December 31, 2006 (2005 — $7.9 million). Accumulated amortization at

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
6.	Goodwill and other intangible assets (cont’d.)
December 31, 2006 includes $1.8 million (2005 — $Nil) related to impairment of licenses (Note 13).
Estimated aggregate amortization expense related to intangibles for the next five years from December 31 is as follows:

2007	2008	2009	2010	2011

$9,532	$9,175	$9,695	$9,252	$8,623

7.	Other assets

	2006	2005

Deferred financing costs	$11,992	$4,950
Deferred start-up costs	—	343
Deferred acquisition costs	—	2,754
Other	3,486	3,385

	$15,478	$11,432

Amortization expense related to other assets for the year ended December 31, 2006 was $0.5 million (2005 — $0.5 million).
8.	Payables and accruals

	2006	2005

Trade accounts payable	$139,560	$60,438
Accrued employee costs	14,911	6,407
Other accrued liabilities	3,453	3,110

	$157,924	$69,955

9.	Long-term debt
a) Senior credit facilities

	Interest Rate at
	December 31,
	2006	2006	2005

Term B facility	LIBOR + 2.75%	$225,000	$148,500
Revolving operating facility	N/A	—	15,000
Mortgage obligation	7.03%	574	684
Bank loan	—	—	25
Capital lease obligations	7.10%	4	29

		225,578	164,238
Less: long-term debt due within one year		2,371	1,657

		$223,207	$162,581

Effective February 13, 2006, the Corporation entered into an amended and restated credit agreement to finance a portion of the Xantic acquisition and refinance its existing credit facilities. The refinanced senior credit facilities consist of a five year $25.0 million

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9. Long-term debt (cont’d.)
revolving operating facility and a six year Term B facility of $225.0 million. The refinanced senior credit facilities are provided by a syndicate of financial institutions. A portion of the proceeds from the amended and restated Term B facility were principally used to repay the remaining $148.5 million of the former Term B facility and $15.0 million of the former revolving operating facility then outstanding. A five year Term A facility of up to $20.0 million included in the amended and restated credit agreement was terminated by the Corporation on January 31, 2007.
Term B facility
The indebtedness under the amended and restated Term B facility is repayable in annual principal payments of $2.3 million with the balance due at maturity in February 2012 and bears interest at LIBOR plus an applicable margin, which currently is 275 basis points per annum based on the Corporation’s leverage ratio. An improvement in this ratio to 3.5:1 would result in a reduction of the margin rate to 250 basis points as defined in the credit agreement. The applicable LIBOR rates at December 31, 2006 and 2005 were 5.36% and 4.39%, respectively. At December 31, 2006, the Corporation had in place interest rate swap agreements to exchange LIBOR floating interest rates on $200.0 million of its amended and restated Term B facility. LIBOR floating rates of 5.37% are exchanged for fixed rates of 3.95%, 4.28%, and 5.15% on notional amounts of $75.0 million, $50.0 million, and $75.0 million, respectively (Note 18).
Revolving operating facility
The amended and restated revolving operating facility has a term of five years and matures in February 2011. The revolving operating facility is available to the Corporation in Canadian or U.S. dollars and bears interest at varying base rates plus 100 – 225 basis points per annum, based on the Corporation’s leverage ratio as set out in the credit agreement. As at December 31, 2006, no amounts were drawn on the revolving operating facility. If any amounts had been drawn on the revolving operating facility, as at December 31, 2006, the applicable interest rate would have been LIBOR plus 225 basis points. The $25.0 million revolving operating facility at December 31, 2006 is subject to an annual standby fee of 50 basis points. This rate is subject to change based on the Corporation’s leverage ratio as set out in the credit agreement. Letters of credit totaling $0.8 million were in place at December 31, 2006 leaving $24.2 million of credit available to the Corporation at December 31, 2006.
Term A facility
The Term A facility was only available to fund purchase price adjustments related to the Xantic acquisition, if required. The Term A facility was not drawn to fund the purchase price adjustment and was terminated by the Corporation on January 31, 2007. The purchase price adjustment related to the Xantic acquisition was paid subsequent to year-end from cash on hand.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9. Long-term debt (cont’d.)
As collateral for the amended and restated revolving operating facility and the amended and restated Term B facility, the Corporation has provided a first priority perfected security interest over all of the assets of the Corporation and its subsidiaries, with the exception of Plenexis and its subsidiaries, Stratos Communications (Australia) Pty Limited and Stratos Global (Japan) KK. Concurrent with the acquisition of Xantic, the Corporation supplemented the collateral securing the credit facilities with a first priority perfected security interest on its equity interest in Xantic. As additional security, all of the subsidiaries of the Corporation other than Plenexis and its subsidiaries, Xantic and its subsidiaries, Stratos Communications (Australia) Pty Limited and Stratos Global (Japan) KK, have guaranteed obligations under the refinanced senior credit facilities.
Under the refinanced senior credit facilities, the Corporation is subject to certain financial covenants. The Corporation is permitted to make additional borrowings, payments related to dividends, as well as redemptions and repurchases of equity interests of the Corporation provided it maintains certain financial covenants as set out in the credit agreement. Subsequent to year-end, the Corporation has requested temporary adjustments for 2007 to certain financial covenants in order to provide additional flexibility while it completes the integration of Xantic B.V. Such adjustments require approval from a majority vote, based on their outstanding commitments, of the syndicate members.
In addition to scheduled repayments, if leverage ratios exceed certain thresholds, specified proceeds from new debt and equity issuances as well as a stated percentage of excess cash flows, as defined in the credit agreement, are to be applied to indebtedness outstanding under the facilities.
Mortgage obligation
The first mortgage bears interest at a rate of 7.03% per annum, is repayable in blended monthly installments of $15.0 thousand Cdn., matures in April 2011, is amortized over a 10 year period, and is collateralized by land and a building owned by the Corporation.
The mortgage obligation is denominated in Canadian dollars. The Canadian dollar equivalent was $0.7 million at December 31, 2006 (2005 — $0.8 million).
Bank loan
The bank loan was assumed as part of the Plenexis acquisition and related to the Moskowskij Teleport. This loan matured on February 27, 2006.
b) Senior unsecured notes
On February 13, 2006, the Corporation issued $150.0 million of senior unsecured notes (the “Notes”) to finance the remainder of the Xantic acquisition. The Notes are due at maturity on February 15, 2013 and bear interest at a rate of 9.875% per annum, payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2006.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9. Long-term debt (cont’d.)
The Notes are unsecured obligations of the Corporation and are subordinated to all existing and any future secured indebtedness of the Corporation including borrowings under the senior credit facilities. The Notes rank equally with any future, unsecured, unsubordinated senior indebtedness of the Corporation. The Notes are guaranteed jointly and severally by the same subsidiaries which have guaranteed the Corporation’s obligations under the refinanced senior credit facilities.
At any time on or before February 15, 2009, the Corporation may, at its option, on one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes within 60 days of an equity offering, with the net proceeds of such offering, at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest, provided that immediately after giving effect to such redemption, at least 65% of the original principal amount of the Notes remain outstanding.
In addition, at any time, the Corporation may at its option redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest.
The Corporation was required to file a registration statement under the U.S. Securities Act of 1933 (the “Registration Statement”) relating to another series of debt securities of the Corporation, with terms substantially identical as the Notes, to be offered in exchange for the Notes (the “Exchange Offer”). On September 18, 2006, the Corporation filed a Registration Statement with the United States Securities and Exchange Commission (“SEC”) which was declared effective on September 19, 2006. Pursuant to the Exchange Offer, holders of the Notes had until November 6, 2006 to exchange the Notes for the new series of notes which have been registered with the SEC.
c) Repayment requirements
The following outlines the annual principal repayment requirements related to the total debt obligations over the next five years from December 31:

2007	2008	2009	2010	2011	Thereafter

$2,371	$2,376	$2,385	$2,395	$2,301	$363,750

The effective interest rate on total debt for the year ended December 31, 2006 was 8.44% (2005 – 6.58%).

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
10. Other liabilities

	2006	2005

Asset retirement obligation	$3,207	$3,920
Government assistance, net of accumulated amortization of $1,069 (2005 - $1,029)	506	556
Defined benefit pension obligation – Plenexis (Note 21)	416	388
Defined benefit pension obligation – Xantic early retirement plan (Note 21)	6,746	—
Other employment benefits	853	—
Restructuring provision	765	—
Other	3,166	628

	$15,659	$5,492

In the MSS segment, the Corporation has lease contracts in connection with its Inmarsat Land Earth Stations (“LESs”). Long-lived assets employed at these sites include various LES and telecommunications equipment. Upon termination of these lease contracts, the Corporation is required to satisfy certain asset retirement obligations including removal of equipment such as antennas from the buildings and land and restoration of land and premises to their original condition.
The total estimated undiscounted cash flows at December 31, 2006 required to settle the asset retirement obligations in the MSS segment are $2.5 million. These obligations are expected to be settled over various future periods as follows:

Range of Expected Settlement Dates	Estimated Undiscounted Cash Flows

2009 – 2010	$404
2014 – 2015	2,067

$2,471

Credit adjusted risk-free rates, based on the period over which the liability will be settled, used to discount these cash flows ranged from 6.84% to 9.61%.
In the Broadband segment, the Corporation has microwave equipment, rental equipment and towers installed at various leased customer sites. Asset retirement obligations relate to the requirement for removal of the equipment upon termination of the leases.
The total estimated undiscounted cash flows at December 31, 2006 required to settle the asset retirement obligations in the Broadband segment are $5.2 million. These obligations are expected to be settled over various future periods as follows:

Range of Expected Settlement Dates	Estimated Undiscounted Cash Flows

2007 – 2011	$551
2015 – 2016	4,109
2021	572

$5,232

Credit adjusted risk-free rates, based on the period over which the liability will be settled, used to discount these cash flows ranged from 5.50% to 9.43%.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
10. Other liabilities (cont’d.)
The asset retirement obligation associated with long-lived assets is as follows:

	2006	2005

Asset retirement obligation, beginning of year	$3,920	$3,329
Asset retirement obligation assumed on acquisition	33	312
Revision in estimated cash flows and timing of settlement	800	—
Settlement of asset retirement obligation	(220)	—
Accretion expense	286	279

Asset retirement obligation, end of year	4,819	3,920
Less: asset retirement obligation due within one year (included in payables and accruals)	1,612	—

	$3,207	$3,920

11. Capital Stock
The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares with no par value. No preferred shares have been issued, while the issued common shares were as follows:

	2006		2005
	Number	Stated	Number	Stated
		Value		Value

Beginning of year	41,991,874	$216,128	49,379,103	$254,147
Issued pursuant to exercise of options	6,333	24	12,771	56
Shares repurchased and cancelled	—	—	(7,400,000)	(38,088)
Transfers from contributed surplus related to exercise of options	—	1	—	13

End of year	41,998,207	$216,153	41,991,874	$216,128

On February 28, 2005, the Corporation completed a substantial issuer bid transaction resulting in the repurchase and cancellation of 7,400,000 common shares of the Corporation for a purchase price of $10.75 Cdn per share. Total cash paid to repurchase the shares of
$64.5 million ($79.6 million Canadian dollars) and transaction costs of $0.8 million were funded from available cash on hand and a $15.0 million drawdown under the Corporation’s former revolving credit facility (Note 9).
The substantial issuer bid transaction reduced the components of shareholders’ equity as follows:

Capital stock	$38,088
Retained earnings	25,983
Contributed surplus	1,277

$65,348

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11. Capital Stock (cont’d.)
Stock based compensation
(i) Stock Option Plan
The Corporation has a stock-based compensation plan under which stock options to acquire common             shares in the Corporation have been granted to certain senior employees, officers and directors. Effective February 11, 2003, stock options are no longer granted to non-employee directors under the Corporation’s stock option plan.
Total common shares reserved for issuance under the Corporation’s stock option plan is 5,500,000, of which 1,170,456 common shares remain available for grant at December 31, 2006. The options are granted at exercise prices equivalent to or above the fair market value of the Corporation’s common shares as of the date the options are granted, and have varying vesting terms. The maximum term over which options may be held under the plan before they are exercised is 10 years from the date of grant.
Pursuant to an amendment to the plan implemented in 2004, tandem stock appreciation rights (“SARs”) may be issued at or after the grant of the related stock options. The SARs entitle the participant to receive an amount equal to the excess of the fair market value of a common share over the exercise price of the related option, which is payable at the discretion of the Board, in cash or common shares. In the event the participant elects to exercise the SAR, the related option is cancelled. Effective on February 17, 2005, these tandem SARs were retroactively attached to all options to purchase common shares of the Corporation that were previously granted and remain outstanding in accordance with the Corporation’s stock option plan.
Details of stock options outstanding are as follows:

	2006		2005
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		Price

Outstanding at beginning of year	1,814,165	$9.99	2,064,535	$9.59
Granted	236,200	8.15	166,745	8.59
Exercised	(6,333)	6.43	(12,771)	7.47
Forfeited, cancelled or expired	(194,742)	9.36	(404,344)	9.29

Outstanding at end of year	1,849,290	$9.84	1,814,165	$9.99

Exercisable at end of year	1,308,548	$10.35	985,952	$10.85

Weighted average fair value of options granted during the year		$3.39		$3.54

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11. Capital Stock (cont’d.)
The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price

$7.25 - $9.74	1,440,395	5	$8.29	919,048	$8.40
$9.75 - $12.24	79,250	7	10.39	72,583	10.31
$12.25 - $16.25	329,645	6	13.80	316,917	13.83

	1,849,290		$9.84	1,308,548	$10.35

The Corporation issues stock options with both U.S. and Canadian dollar exercise prices. The Corporation’s common shares and stock options are denominated in Canadian dollars.
Exercise prices have been translated to U.S. dollars at the period end exchange rates disclosed in Note 2.
Stock-based compensation expense recognized in income for the year ended December 31, 2006 related to stock options granted on or after January 1, 2003 was $1.7 million (2005 — $1.4 million) with a corresponding increase in contributed surplus.
The following outlines the pro forma net earnings and basic and diluted earnings per share impact for the year ended December 31, 2006 and 2005 had the Corporation used the fair value method of accounting for stock-based compensation awards issued in 2002. The pro forma adjustments presented below exclude stock options granted after 2002, for which compensation expense was recorded.

	2006	2005

Reported net (loss) earnings	$(26,760)	$5,405
Stock based compensation expense	(415)	(388)

Adjusted net (loss) earnings	$(27,175)	$5,017

Adjusted basic and diluted (loss) earnings per share	$(0.65)	$0.12

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for options granted during the year ended December 31, 2006 and 2005.

	2006	2005
	March	June	March

Risk free interest rate	4.63%	4.31%	4.18%
Expected life	6.00 yrs	6.00 yrs	6.00 yrs
Expected volatility	35.9%	34.0%	36.0%
Expected dividends	0.0%	0.0%	0.0%

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11. Capital Stock (cont’d.)
(ii) Deferred Share Unit Plan
The Corporation has established a DSU Plan requiring non-employee members of the Board of Directors to receive a minimum of 50% of their directors’ compensation in the form of DSUs. Directors may elect to receive a greater proportion of their compensation in DSUs by filing an election with the Corporation. The number of DSUs granted is determined by dividing the portion of the fees to be paid in DSUs by the market value of the DSU. The market value of a DSU on any particular date is equal to the average closing price of a common share of the Corporation on the preceding five trading days on the Toronto Stock Exchange. Additional DSUs are to be granted if dividends are paid.
The DSUs vest immediately upon issue and are required to be settled in cash. DSUs are redeemed when a director ceases to be a member of the Board of Directors. The cash value to be paid for each DSU is equivalent to the market value of the DSU on the redemption date.
DSUs, in respect of directors’ fees, payable for the quarter ended December 31, 2006, will be issued in January 2007. Compensation expense of $0.5 million was recognized in income in 2006 related to DSUs that have been issued up to December 31, 2006 (2005 – $0.4 million). The amount recorded in current liabilities at December 31, 2006 related to DSUs was $0.8 million (2005 — $0.7 million).
(iii) Performance Share Unit Plan
Effective in the first quarter of 2005, the Corporation established a PSU plan for certain senior employees. The PSU plan, in conjunction with a separate Grant Agreement executed between the Corporation and the employee, gives the employee the right to receive compensation, subject to the achievement of performance targets specified in the agreement. The compensation will consist of shares of the Corporation or at the Corporation’s discretion, a cash payment equal to the fair market value of the PSU. The amount of compensation expense recognized in income in 2006 related to PSUs was $0.6 million (2005 — $0.3 million). The amount recorded in current liabilities at December 31, 2006 related to PSUs was $0.8 million (2005 — $0.3 million).
12. Interest expense
The components of interest expense for the years ended December 31 are as follows:

	2006	2005

Long-term debt	$29,628	$10,592
Amortization of deferred financing costs	4,708	590
Bank indebtedness	430	222

	$34,766	$11,404

Amortization of deferred financing costs in 2006 includes $2.8 million related to the write-off of costs deferred in connection with credit facilities in place prior to the refinancing on February 13, 2006.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
13. Other costs (income)
Other costs (income) for the years ended December 31 are comprised of the following:

	2006	2005

Severance and other costs	$7,423	$713
Asset impairment charge	23,639	165
Commercial settlement	—	(2,038)
Provision for legal claim	(169)	1,698

	$30,893	$538

Severance and other costs
Severance and other costs in 2006 included severance and consultant costs related to corporate wide restructuring measures designed to reduce costs. In addition, severance and other costs included costs associated with the integration of Xantic and the elimination of redundant positions and relocation of sales offices which existed in the MSS segment prior to the acquisition.
Severance and other costs in 2005 primarily related to restructuring activities in the MSS and Broadband sales and operations groups designed to streamline sales processes, achieve operating efficiencies and reduce costs. These costs were offset by income of $0.2 million related to the gain on disposal of certain assets.
As at December 31, 2006, the remaining unpaid balance related to severance and other costs incurred in the current and prior periods was $1.9 million (2005 — $0.7 million).
Asset impairment charge
Coincident with the acquisition of Xantic, management completed an evaluation of the Corporation’s consolidated post-acquisition LES network infrastructure and services. As a result, in 2006, the Corporation recorded an asset impairment charge of $19.4 million in connection with capital assets and licences used in its LES in Goonhilly, England and certain related software assets.
The Corporation also recorded an asset impairment charge of $4.2 million in 2006 related to the write-off of capital assets, representing costs incurred under a project to customize and integrate customer relationship management software for use within the mobile satellite business. The Corporation has filed a claim in the Supreme Court of Newfoundland and Labrador, Canada, for U.S. $7.0 million in damages, plus costs and interest due to a third party consultant’s breach of contract and has received a counterclaim from the defendant, alleging breach of the same contract and seeking $6.7 million in damages plus costs and interest.
During 2005, the Corporation recorded an asset impairment charge at the corporate level of $0.2 million related to impairment in certain software assets which were not compatible with enhancements being made to its platform for value added services.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
13. Other costs (income) (cont’d.)
Commercial settlement
During 2005 the Corporation successfully concluded a commercial settlement with a third party related to the licensing and use of certain technology. Total settlement proceeds were $3.0 million, of which $1.0 million was recorded as a recovery of professional fees and the remaining $2.0 million recorded as other income.
Provision for legal claim
During 2005, the Corporation recorded a provision of $1.7 million consisting of damages, interest and costs associated with a court ruling in favor of a former director and officer of the Corporation regarding the sale of a subsidiary to such individual in 1998. The Corporation appealed this ruling and during 2006 was successful in recovering $0.2 million of judgment costs previously paid to the court.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
14. Income taxes
Reconciliation to statutory rates
The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial statutory income tax rates, to the income tax provision recorded in the consolidated statements of operations for the years ended December 31:

	2006	2005

(Loss) earnings before income taxes	$(30,998)	$10,336
Income tax (recovery) expense based upon statutory rates	(11,159)	3,721
Increase (decrease) in income taxes resulting from:
Non-taxable items	(2,774)	(1,747)
Benefit of current years’ non-capital losses not recognized	10,576	2,247
Effect of substantively enacted income tax rate changes	(762)	—
Difference in foreign tax rates	(239)	154
Capital tax	120	556

Income tax (recovery) expense	$(4,238)	$4,931

Provision for income taxes
The components of the provision for income taxes for the years ended December 31 are as follows:

	2006	2005

Canadian
Current taxes	$2,320	$786
Future income taxes	(3,772)	381

	$(1,452)	$1,167

Foreign
Current taxes	$537	$3,279
Future income taxes	(3,323)	485

	$(2,786)	$3,764

Income tax (recovery) expense	$(4,238)	$4,931

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
14. Income taxes (cont’d.)
Future income taxes
The tax effects of temporary differences which give rise to future tax assets and liabilities are as follows:

	2006	2005

Loss carry-forwards	$56,627	$26,296
Capital assets	(1,446)	(10,254)
Goodwill and other intangible assets	(39,712)	(18,333)
Current assets	1,958	3,060
Asset retirement obligation	1,420	1,277
Other	1,465	290
Current liabilities	817	(42)
Valuation allowance	(35,849)	(22,726)

Total future income taxes	$(14,720)	$(20,432)

Future income taxes comprise:

	2006	2005

Future income tax asset – current portion	$4,053	$4,216
Future income tax liability – long-term portion	(18,773)	(24,648)

Net future income tax liability	$(14,720)	$(20,432)

Tax losses
The Corporation has estimated non-capital tax losses carried forward at December 31, 2006 amounting to approximately $161.3 million of which $54.8 million arises in subsidiaries outside Canada, the U.S. and the Netherlands and can be carried forward indefinitely. The balance of $106.5 million arises in subsidiaries in Canada, the U.S. and the Netherlands, and expire at various dates from 2008 to 2020. The use of approximately $3.1 million of these losses is limited to an annual amount on a straight line basis over twenty years as prescribed by tax legislation. The Corporation has a net capital loss of $6.2 million which can only be utilized against capital gains.
The valuation allowance at December 31, 2006 primarily relates to the potential future benefits in respect of net loss carryforwards of $67.4 million or $23.8 million of the valuation allowance (2005 — $42.4 million or $16.1 million of the valuation allowance) and in respect of other deductible differences of $40.2 million or $12.0 million of the valuation allowance (2005 — $21.8 million or $6.6 million of the valuation allowance). These tax assets will be recognized in future periods when it becomes more likely than not that the benefits will be realized.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
15. Per share information

	2006	2005

Net (loss) earnings	$(26,760)	$5,405

Weighted average common shares used in the calculation of basic earnings per share	41,997	43,221
Incremental common shares calculated in accordance with the treasury stock method	—	30

Weighted average common shares used in the calculation of diluted earnings per share	41,997	43,251

Basic and diluted (loss) earnings per share	$(0.64)	$0.13

Options to purchase 1,849,290 common shares were outstanding at December 31, 2006 (2005 – 1,814,165). Options to purchase 1,849,290 common shares were not included in the computation of diluted earnings per share for the year ended December 31, 2006 (2005 – 1,549,493), because the exercise prices of such options were greater than or equal to the average market price of the common shares during the period.
16. Change in non-cash working capital

	2006	2005

Accounts receivable	$(7,914)	$(690)
Unbilled revenue	(790)	(987)
Inventory	(1,612)	(1,172)
Prepaids and other	1,707	(2,147)
Payables and accruals	(2,684)	(8,066)
Deferred revenue	239	(1,782)

	$(11,054)	$(14,844)

17. Business segments
The Corporation’s reportable segments are MSS and Broadband.
The MSS segment includes the sale of airtime and equipment for Stratos’ Inmarsat, Iridium, aeronautical and other mobile satellite operations. The Broadband segment includes the sale of airtime, equipment and services for Stratos’ microwave and VSAT operations.
The Corporation evaluates performance and allocates resources based on segment earnings before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee, and income taxes (“Segment earnings”). Intersegment transactions are not significant and are eliminated upon consolidation.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

17. Business segments (cont’d.)

	2006	2005

Revenue
MSS	$410,925	$259,914
Broadband	126,883	121,086

	$537,808	$381,000

Segment earnings
MSS	$65,298	$44,748
Broadband	9,369	13,432

	$74,667	$58,180

Interest expense	$34,766	$11,404
Depreciation and amortization	40,833	36,565
Other costs (income)	30,893	538
Non-controlling interest	71	103
Equity in earnings of investee	(898)	(766)

	$105,665	$47,844

(Loss) earnings before income taxes	$(30,998)	$10,336

Total identifiable assets	2006	2005

MSS	$324,679	$163,179
Broadband	127,122	121,760

	$451,801	$284,939

Goodwill
MSS	$278,131	$162,591
Broadband	47,738	47,738

	$325,869	$210,329

	$777,670	$495,268

Geographic Information – Revenue

	2006	2005

United States	$210,941	$212,807
United Kingdom	67,776	62,469
Canada	21,908	18,921
Other	237,183	86,803

	$537,808	$381,000

Geographic Information – Capital Assets and Goodwill

	2006	2005

United States	$98,242	$99,914
United Kingdom	131,361	151,955
Canada	51,185	52,265
Netherlands	132,178	—
Other	47,278	37,460

	$460,244	$341,594

Revenues are attributed to different countries based on the billing address of the customer for whom the service was provided.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

18.	Financial instruments
Risk management
The Corporation’s earnings and cash flow may be negatively impacted by fluctuations in interest and foreign currency exchange rates. In special investing and financing situations, the Corporation enters into foreign currency forward contracts in order to mitigate earnings volatility associated with foreign currency fluctuations and match the timing of cash flow requirements.
Derivative financial instruments entered into by the Corporation are subject to standard credit terms and conditions, financial controls, and risk monitoring procedures. The Corporation does not hold or issue derivative financial instruments for speculative or trading purposes.
Interest rate exposures
The Term B facility is issued at floating rates of interest and is therefore subject to risks associated with fluctuating interest rates. The Corporation has entered into, for hedging purposes, three interest rate swap transactions as at December 31, 2006.
One of the swap transactions was entered into with a U.S. bank and expires on January 14, 2009. This swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 3.95%. The notional amount of this swap transaction is $75.0 million which remains fixed throughout its term. The fair value of this swap transaction at December 31, 2006 was a $1.6 million receivable (2005 — $Nil).
The Corporation entered into the remaining two swap transactions with a Canadian chartered bank. One swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 4.28% and expires March 31, 2008. The notional amount of this swap transaction is $50.0 million which remains fixed throughout its term. The fair value of this swap transaction at December 31, 2006 was a $0.5 million receivable (2005 — $0.5 million).
The third swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 5.15% and expires December 31, 2008. The notional amount of this swap transaction is $75.0 million which remains fixed throughout its term. The fair value of this swap transaction at December 31, 2006 was $0.1 million payable.
Effective January 1, 2006, when the Corporation was engaged in the refinancing of its Term B credit facility, certain of the terms of the underlying debt did not match the terms of the swap transaction entered into on January 14, 2005. As a result, the hedging relationship became ineffective and the Corporation recorded an asset of $1.7 million representing the fair value of swap transactions as at January 1, 2006 and a corresponding deferred liability. The deferred liability is amortized to income over the remaining life of the swap from January 1, 2006. A mark to market adjustment to the date of redesignation in April 2006 resulted in the recognition of a $0.5 million gain in income for the six months ended June 30, 2006. Upon redesignation of the January 14, 2005 swap transaction as a hedge of the Term B facility in April 2006, the hedging relationship became

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

18.	Financial instruments (cont’d.)
eligible for hedge accounting. The derivative asset is amortized to income over the remaining term of the swap from the date of redesignation.
Foreign currency exposures
The Corporation has long-term debt that is denominated primarily in U.S. dollars, as disclosed in Note 9, which is therefore not subject to risks associated with fluctuating foreign currency rates of exchange since the Corporation’s reporting and functional currency is U.S. dollars.
The Corporation operates internationally and is therefore exposed to market risks related to foreign currency exchange rate fluctuations. Concurrent with the acquisition of Xantic, the Corporation assumed foreign exchange forward contracts with a notional value of 13.5 million Euros to buy Euros and sell U.S. dollars. These contracts were put in place to manage exposure to exchange rate fluctuations pertaining to Xantic’s future net cash flows from operations. These forward contracts expired in increments of 1.5 million Euros monthly from April 2006 to December 2006.
Credit exposure
The Corporation is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Non-performance is not anticipated since these counterparties are highly rated financial institutions.
The Corporation is also exposed to credit risk with respect to accounts receivable from customers. The Corporation provides services to many customers across different geographic areas. No customer accounted for 10% or more of the Corporation’s accounts receivable at December 31, 2006. One customer accounted for 10% or more of the Corporation’s accounts receivable at December 31, 2005.
The Corporation has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks, and maintains provisions for potential credit losses that are assessed on an ongoing basis. The allowance for uncollectability of accounts receivable and revenue adjustments at December 31, 2006 was $12.5 million (2005 — $14.1 million).
Fair values
Fair value estimates are made as of a specific point in time, using available information about the financial instruments and current market conditions. The estimates are subjective in nature involving uncertainties and significant judgment.
The carrying values of financial instruments included in current assets and current liabilities in the consolidated balance sheets approximate their fair values, reflecting the short-term maturity and normal trade credit terms of these instruments. The fair value of the long-term debt is based on current pricing of financial instruments with comparable terms. This fair value reflects a point-in-time estimate that may not be relevant in predicting the Corporation’s future income or cash flows. As at December 31, 2006 and 2005, the estimated fair value of long-term debt corresponds to its carrying value.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

19.	Commitments and contingencies
Commitments
The estimated future minimum payments for operating leases, maintenance contracts, committed capital expenditures and purchase obligations for the next five years and thereafter from December 31, 2006 are $70.1 million, payable as follows:

2007	$34.4
2008	$15.7
2009	$5.5
2010	$3.1
2011	$2.5
Thereafter	$8.9
Telecommunications agreements
The Corporation is party to various telecommunications service agreements in the normal course of business, as required to interconnect with other carriers and to allow Stratos to provide diverse multi-network telecommunications services to its customers. These agreements are subject to normal commercial terms as negotiated from time to time, which establish the terms of service and settlement with regards to interconnection and other services provided.
Contingencies
In the normal course of operations, the Corporation is subject to litigation and claims from third parties, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.
20.	Related party transactions
In the normal course of operations, the Corporation engages in transactions with its equity owned investee, Navarino. These transactions represent sales of airtime and equipment and are measured at the amounts exchanged.
Revenue from the related party for the year ended December 31, 2006 was $15.4 million (2005 - $14.4 million). The amount receivable from the related party at December 31, 2006 was $6.9 million (2005 — $6.0 million).
21.	Employee pension plans
The majority of the Corporation’s employees are covered by defined contribution pension plans whereby the Corporation matches a portion of employee contributions to the plan. The Corporation’s contributions to the defined contribution pension plans including those acquired upon the acquisition of Xantic for the year ended December 31, 2006 were $1.9 million (2005 — $1.4 million).

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Employee pension plans (cont’d.)
As part of the acquisition of Plenexis, the Corporation assumed defined benefit pension plans which are unfunded. The unfunded defined benefit pension liability at December 31, 2006 was $0.4 million (2005 — $0.4 million) and covers one employee and five former employees. In valuing the pension obligations for these defined benefit pension plans, the Corporation uses the projected unit credit method.
As part of the acquisition of Xantic, the Corporation assumed defined benefit pension plans that are administered by KPN. The assets of these plans are not segregated from the assets of other KPN administered plans and therefore they are treated as multi-employer plans and accounted for in the same manner as defined contribution plans. Pension expense for these plans, which represent the premiums charged by KPN, for the year ended December 31, 2006 was $1.0 million.
Also, the Corporation assumed Xantic’s early retirement plan. This is a defined benefit plan that is neither funded nor insured through a third party, but is paid directly to employees upon early retirement. The Corporation recognizes a provision for all benefits that will become a payment obligation in accordance with the then prevailing collective labour agreement. The provision for early retirement is calculated using the projected unit credit method. The changes in the accrued benefit obligations for the early retirement plan during the year ended December 31, 2006 were as follows:

2006

Balance assumed on acquisition	$7,325

Services charges during the year	164
Interest charges during the year	137
Benefits paid during the year	(654)
Actuarial gains	(66)
Revaluation (foreign exchange)	666

Balance at end of year	7,572
Less: Included in current liabilities — payables and accruals	826

Long-term defined benefit pension obligation	$6,746

The actuarial assumptions used in the calculation of the defined benefit obligation and the pension charges are:

Discount rate	4.70%
Expected salary increases	1.50%
Actuarial gains and losses are immediately recognized in the current year.
The net benefit expense for the year ended December 31, 2006 is $0.2 million.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

21.	Employee pension plans (cont’d.)

2006

The components of this expense are:
Current service costs	$164
Interest costs	137
Actuarial gain	(66)

$235

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

22.	Differences between Canadian and United States generally accepted accounting principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with U.S. GAAP. This note summarizes these differences as they relate to the Corporation.
a)	The reconciliation of net earnings in accordance with Canadian GAAP to conform to U.S. GAAP for the years ended December 31 is as follows:

	2006	2005

Net (loss) earnings in accordance with Canadian GAAP	$(26,760)	$5,405
Interest rate swap (i)	—	1,055
Deferred start-up costs (iii)	343	515
Deferred development costs (iii)	—	47
Stock-based compensation costs (iv)	(607)	15
Income tax impact of the above (i, iii)	(6)	(467)

Net (loss) earnings U.S. GAAP	$(27,030)	$6,570

The impact of these adjustments on the shareholders’ equity accounts of the Corporation at December 31 is as follows:

	2006	2005

Shareholders’ equity in accordance with Canadian GAAP	$197,913	$222,930
Business combinations (ii)	(20,802)	(20,802)
Deferred start-up costs (iii)	—	(343)
Income tax impact of the above (i, ii, iii)	6,027	6,033
Accumulated other comprehensive income (i)	388	2,205

Shareholders’ equity in accordance with U.S. GAAP	$183,526	$210,023

The components of shareholders’ equity at December 31 are as follows:

	2006	2005

Capital stock	$218,191	$218,166
Deficit	(34,795)	(7,765)
Contributed surplus (v)	3,568	1,243
Other comprehensive income (v)	(3,438)	(1,621)

Shareholders’ equity in accordance with U.S. GAAP	$183,526	$210,023

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)

22.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
The balance sheets in accordance with U.S. GAAP at December 31 are as follows:

	2006		2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current Cash and cash equivalents	$48,115	$48,115	$14,472	$14,472
Accounts receivable	98,714	98,714	56,290	56,290
Unbilled revenue	32,010	32,010	24,622	24,622
Derivative instruments (i)	400	788	—	2,205
Inventory	10,182	10,182	7,796	7,796
Prepaids and other	20,119	20,119	20,757	20,757
Future income taxes	4,053	4,053	4,216	4,216

	213,593	213,981	128,153	130,358

Investments	6,661	6,661	6,337	6,337
Capital assets	134,375	134,375	131,265	131,265
Goodwill and other intangible assets (ii)	407,563	386,761	218,081	197,279
Other assets (iii)	15,478	15,478	11,432	11,089

	$777,670	$757,256	$495,268	$476,328

Liabilities
Current
Payables and accruals	$157,924	$157,924	$69,955	$69,955
Deferred revenue	11,323	11,323	7,576	7,576
Current portion of senior credit facilities	2,371	2,371	1,657	1,657

	171,618	171,618	79,188	79,188

Senior credit facilities	223,207	223,207	162,581	162,581
Senior unsecured notes	150,000	150,000	—	—
Other liabilities	15,659	15,659	5,492	5,492
Future income taxes (ii, iii)	18,773	12,746	24,648	18,615

Total liabilities	579,257	573,230	271,909	265,876

Non-controlling interest	500	500	429	429
Shareholders’ equity	197,913	183,526	222,930	210,023

	$777,670	$757,256	$495,268	$476,328

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
22.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
     Following are statements of operations for the year ended December 31 in accordance with U.S. GAAP:

	2006	2005

Revenue	$537,808	$381,000
Costs of goods and services	389,024	268,422

Gross margin	148,784	112,578

Selling, general and administrative	65,352	47,311
Rental expense	8,826	6,235
Bad debt expense	517	886
Depreciation and amortization	40,833	36,565
Asset impairment charge (Note 13)	23,639	165
Equity in earnings of investee	(898)	(766)
Foreign exchange gain	(314)	(611)
Non-controlling interest	71	103
Other costs (income)	7,254	373

	145,280	90,261

Earnings from operations	3,504	22,317

Interest expense	34,766	11,404
Interest rate swap	—	(1,055)

Net (loss) earnings before income taxes	(31,262)	11,968
Income tax (recovery) expense	(4,232)	5,398

Net (loss) earnings	$(27,030)	$6,570

Basic and diluted (loss) earnings per share in accordance with U.S. GAAP	$(0.64)	$0.15

i)	Derivative instruments

The interest rate swap transactions described in Note 18 meet the criteria for hedge accounting and are accounted for as hedges under Canadian GAAP AcG 13. Under U.S. GAAP all derivatives are recorded on the balance sheet at fair value and Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, establishes certain criteria to be met and documentation to be in place in order to designate a derivative instrument as a hedge and to deem a hedge as effective. As certain elements of the prescribed documentation were not in place in accordance with U.S. GAAP, related to the two swap transactions which expired December 2005, the interest rate swaps were not eligible for hedge accounting. As a result, under U.S. GAAP, any changes in fair value of the swaps were reflected as a charge or credit to income in the applicable period.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
22.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
Documentation in place for the new swap transactions entered into on January 14, 2005, September 30, 2005 and September 14, 2006 meet the requirements for hedge accounting under both Canadian and U.S. GAAP. Under U.S. GAAP, the fair value of these swap transactions are recorded on the balance sheet with an offsetting amount recorded in accumulated other comprehensive income.
In addition, in connection with the equity offering of common shares in 2002, the Corporation entered into a forward exchange contract in order to fix the U.S. dollar value of the anticipated net proceeds from the offering. Under Canadian GAAP, this forward contract was accounted for as a hedge of the Canadian dollar denominated net proceeds from the offering. Therefore, the proceeds from the offering were credited to capital stock at the contracted exchange rate. Under U.S. GAAP, this forward exchange contract did not meet the criteria necessary to be classified as a hedge. Therefore, under U.S. GAAP the proceeds from the offering were recorded at the exchange rate prevailing at the date the proceeds were received, and the loss on the forward exchange contract was charged to income in 2002.
ii)	Business combinations
As part of the business combinations completed prior to January 1, 2001, transition and integration costs, employee retention bonuses, and impairments in value of certain redundant assets of the Corporation related to business combinations were included as acquisition costs and accounted for using the purchase method. Under U.S. GAAP, transition and integration costs and asset impairment losses related to redundant assets of the acquirer corporation are expensed as incurred. Accordingly, the goodwill related to these acquisitions under U.S. GAAP is lower than that recorded under Canadian GAAP.
iii)	Deferred start-up and development costs
Under Canadian GAAP, start-up costs are deferred and amortized over periods not exceeding five years based on the expected period and pattern of benefit of the deferred expenditures. Under U.S. GAAP, these costs are charged to expense in the period incurred. The difference between U.S. GAAP and Canadian GAAP represents the start-up costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized. This adjustment also resulted in a change in the future income tax liability for the period.
iv)	Stock-based compensation costs
As described in Note 2, during 2003 the Corporation elected to adopt the fair value method of accounting for stock options granted to directors, officers and employees on or after January 1, 2003 under Canadian GAAP.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
22.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
In accordance with the transitional provisions available under Canadian GAAP, the Corporation provides pro forma disclosures of net earnings and related per share amounts using the fair value method of accounting for such stock options granted in 2002.
Prior to January 1, 2006, for U.S. GAAP purposes, the Corporation adopted fair value accounting under the prospective method as permitted under SFAS 123, Accounting for Stock-based Compensation. Under U.S. GAAP pro forma disclosures were required to reflect, to the extent applicable, the impact of all options granted to directors, officers and employees since December 15, 1995, the effective date of SFAS 123. Prior to January 1, 2003, the Corporation used the intrinsic value method of accounting for such stock options under U.S. GAAP.
The following table sets out the pro forma net earnings and related basic and diluted earnings per share figures for the year ended December 31, 2005 as a result of applying the original provisions of SFAS 123.

2005

Net earnings as per U.S. GAAP	$6,570

Stock-based compensation expenses included in reported net earnings determined under the intrinsic value based method	(15)

Stock-based compensation expenses included in reported net earnings determined under the fair value based method	1,448

Total stock-based compensation expenses determined under the fair value based method for all awards	(4,152)

Adjusted net earnings as per U.S. GAAP	$3,851

Adjusted basic and diluted earnings per share	$0.09

Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of SFAS 123 (R), Share-Based Payment, using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for the year ended December 31, 2006 includes compensation cost for all stock options issued prior to January 1, 2006 but not yet vested as of January 1, 2006 as well as compensation cost for options issued on or after January 1, 2006. Results for prior periods have not been restated. The adoption of this standard resulted in an increase in stock based compensation expense of $0.6 million or $0.01 per share for the year ended December 31, 2006.

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
22.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
v)	Change in reporting currency

Effective January 1, 2001, the Corporation changed both its functional and reporting currencies from the Canadian dollar to the U.S. dollar. Under Canadian GAAP, financial statements of all periods prior to January 1, 2001 were translated into U.S. dollars in accordance with the translation of convenience method using the exchange rate as at December 31, 2000.

Under U.S. GAAP, these prior period financial statements are translated into U.S. dollars using the current rate method, as if the reporting currency had always been the U.S. dollar. The application of this change resulted in differences in individual balances within shareholders’ equity between Canadian and U.S. GAAP as of January 1, 2001; however, total shareholders’ equity was unchanged.

Accumulated other comprehensive income includes $3.8 million which arose as a result of this translation method. This amount has not changed since January 1, 2001.

vi)	Advertising costs

Advertising costs are expensed as incurred.

b)	The consolidated statements of cash flow comply with International Accounting Standard 7. However, there are certain differences under U.S. GAAP as a result of other reconciling items. A summary cash flow statement for the year ended December 31 in accordance with U.S. GAAP is presented below.

	2006	2005

Cash flows from operating activities in accordance with U.S. GAAP	$27,014	$31,253

Cash flows from investing activities in accordance with U.S. GAAP	$(203,860)	$(44,951)

Cash flows from financing activities in accordance with U.S. GAAP	$210,489	$(52,512)